Exhibit 99.1

Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895

3rd Quarter Ended 31 December 2004
Key Information	Nine Months Ended 31 December
	2004		2003
	US$M		US$M		Movement
Net Sales From Ordinary Activities		894.0		730.6	up	22%
Operating Profit From Continuing Operations After Tax Attributable to Shareholders		81.6		94.0	down	13%
Operating Profit including Discontinued Operations Attributable to Shareholders		80.6		97.6	down	17%
Net Tangible Assets per Ordinary Share	US$	1.26	US$	1.00	up	26%

Dividend Information

Given that the NSW Government Review of Legal and Administrative Costs in Dust Diseases Compensation Claims will not be finalised until late February/early March, the outcome of which impinges upon the estimate of future funding required for legitimate asbestos diseases claims against former subsidiary companies, the Board has decided it would be inappropriate to declare an interim dividend at this time. Details of the dividend declared for 2004-05 will be included with the 31 March 2005 year end results scheduled to be announced on 11 May 2005. Dividends were paid 16 December 2003 of US2.5 cents per share/CUFS and 1 July 2004 of US3 cents per share/CUFS.

Movements in Controlled Entities

The following entities were merged into James Hardie Building Products, Inc. during the nine months ended 31 December 2004: Wallace O’Connor, LLC (30 April 2004); James Hardie Trading Co. Inc. (19 April 2004); Wallace O’Connor Inc. (2 April 2004). James Hardie Building Products, Inc. is a wholly owned subsidiary of James Hardie Industries N.V. and is incorporated in the USA.

The following entities were liquidated during the nine months ended 31 December 2004: RCI Malta Holdings Ltd. (14 August 2004); RCI Malta Investments Ltd. (14 August 2004).

Results for the 3rd Quarter and nine months ended 31 December 2004

Contents

1. Media Release

2. Results At A Glance

3. Management’s Analysis of Results

4. Consolidated Financial Statements

5. Management Presentation

The consolidated Financial Statements included in this results announcement have been prepared using USGAAP and have not been subject to an independent review by external auditors.

The information contained in the above documents should be read in conjunction with the James Hardie 2004 Annual Report. It should also be read in the context of the public announcements made by James Hardie Industries N.V. in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules since the release of that Annual Report. The James Hardie 2004 Annual Report and links to the company’s public announcements can be found on the company website at www.jameshardie.com. James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

Analyst and Media enquiries about
results, please contact Steve Ashe on
14 February 2005	Tel: 61 2 8274 5246
Mob: 0408 164 011

Strong top-line growth

Bottom line lower due to SCI related costs

James Hardie today announced a 21% increase in revenue and an operating profit from continuing operations of US$19.8 million for the three months ended 31 December 2004.

Despite strong top-line growth, earnings for the quarter were 30% lower than the same period last year due to significant costs related to the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation (SCI) and associated developments. Excluding these costs, the 3rd quarter operating profit from continuing operations was 11% higher, at US$31.5 million1.

Gross profit was up 11% and EBIT (excluding SCI and associated developments costs) was up 19% to US$49.2 million1 for the quarter.

The USA Fibre Cement business was the standout performer for the quarter, lifting net sales 26% and EBIT 17% compared to the same period a year ago. In Asia Pacific Fibre Cement, net sales increased 4% due to favourable foreign currency movements, and EBIT fell 10% due to a softer Australian housing market, higher raw material prices and the impact of product bans and boycotts in Australia.

The 3rd quarter result lifted operating profit from continuing operations for the nine months ended 31 December 2004 to US$81.6 million, but this is 13% lower than the same period last year mainly due to costs related to the SCI and associated developments. Excluding these costs, operating profit from continuing operations was up 8% to US$101.9 million1. EBIT from USA Fibre Cement and Asia Pacific Fibre Cement segments were up 8% and 18% respectively for the nine months.

Diluted earnings per share from continuing operations decreased from US 6.1 cents to US 4.3 cents for the 3rd quarter and from US 20.4 cents to US 17.7 cents for the nine months.

The 3rd quarter and nine months net operating profit including discontinued operations includes additional costs related to business and property sales disposed of in prior periods.

3rdQuarter and Year-To-Date at a Glance

US$ Million	Q3FY05	Q3FY04	%+ (-)	YTDFY05	YTDFY04	%+ (-)
Net Sales	$287.0	$237.5	21	$894.0	$730.6	22
Gross Profit	96.7	87.5	11	305.1	269.2	13
Special Commission of Inquiry related expenses	(15.9)	—	—	(24.4)	—	—
EBIT[1]	33.3	41.2	(19)	131.6	137.4	(4)
Net Interest Expense	(0.7)	(2.8)	(75)	(4.5)	(7.5)	(40)
Income Tax Expense	(13.2)	(10.0)	32	(44.0)	(32.5)	35
Operating Profit from continuing operations[1]	19.8	28.3	(30)	81.6	94.0	(13)
Net Operating Profit including discontinued operations[1]	19.5	30.1	(35)	80.6	97.6	(17)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rdquarter of the current fiscal year versus the 3rdquarter of the prior fiscal year
Note:Please refer to Definitions for explanation of certain financial terms used within this document.

Commentary

James Hardie CEO, Louis Gries, said: “The 3rd quarter results reflect a continuation of the growth momentum evident in the first half and a return to normal operating performance for our US plants.

“Early indications are that the growth momentum of the first nine months is continuing into the 4th quarter and a solid and satisfactory full year operational result is in prospect.

“The bottom line for the quarter was again affected by costs related to the SCI and other associated matters, including our involvement in preparing the landmark Heads of Agreement with the NSW Government, Unions NSW and asbestos representative groups, which was signed by all parties in December.

“We expect that the Heads of Agreement will lead to a long-term funding proposal for asbestos compensation being put to shareholders around the middle of this year, but there are still a number of steps to complete – and this means more costs are expected to be incurred,” Mr Gries said.

USA Fibre Cement – Continued Strong Top-Line Growth

Net sales increased 26% to US$220.3 million in the 3rd quarter due to a 21% increase in sales volumes to 432.4 million square feet and a 4% increase in the average net sales price to US$509 per thousand square feet.

Strong demand for fibre cement continued and market share increased in the exterior and interior product categories and in both our emerging and established markets.

The increase in average sales price reflects a price increase on some products implemented on 1 July 2004 and sales of higher-priced, differentiated products representing an increased proportion of total sales. A further price increase for certain products became effective on 1 January 2005.

Plant manufacturing performance returned to acceptable levels during the quarter.

Strong top-line growth more than offset increased raw material and freight costs and spending on ramping-up growth initiatives, and helped lift EBIT 17% to US$52.3 million for the quarter. The EBIT margin improved over the 2nd quarter to 23.7%.

For the nine months, net sales are up 25% and EBIT increased 8% to US$164.4 million. The EBIT margin was lower for the nine months, at 23.8%.

Australia and New Zealand (ANZ) Fibre Cement

Net sales increased 2% to US$51.8 million due to favourable foreign currency movements. Sales volumes were down 6% to 68.2 million square feet reflecting a softer Australian housing market and the impact of product bans and boycotts in Australia. Housing activity in New Zealand was flat compared to the 3rd quarter last year.

ANZ EBIT fell 15% to US$9.1 million for the quarter due to lower sales and higher raw material prices, but was up 13% for the nine months at US$31.2 million. The EBIT margin decreased to 17.6% for the quarter but was also up for the nine months at 19.6%.

Philippines – Positive EBIT1

The Philippines recorded an increased positive EBIT in both the quarter and for the nine months due to higher sales and manufacturing cost savings.

Media Release: James Hardie – 3rd Quarter and Nine Months Results FY05

Chile – Small Positive EBIT1

The business recorded a small positive EBIT for the quarter and nine months as it continued to penetrate the domestic flat sheet market.

USA Hardie Pipe – Sales Growth and More Manufacturing Efficiencies

Strong volume growth and higher prices resulted in a significant lift in 3rd quarter net sales. However, as expected, the business incurred an EBIT1 loss for the quarter and for the nine months, albeit considerably lower than for the same periods last year due to a stronger sales performance and the achievement of further manufacturing efficiency gains in the 3rd quarter and nine months.

Europe Fibre Cement

Net sales for the quarter were up again as awareness of our backer and siding products increased among distributors, builders and contractors following the launch of these products in the UK and French markets in the first quarter last year.

Artisan™ Roofing

Commercial sales of our new generation of fibre cement roofing products were made during the quarter. The business continues to focus on market development and manufacturing cost savings initiatives.

Heads of Agreement – voluntary asbestos compensation funding arrangement

On 21 December 2004, the company announced that it had entered into a non-binding Heads of Agreement with the NSW Government, The Australian Council of Trade Unions, Unions NSW and various groups representing asbestos claimants which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund to provide funding on a long-term basis for asbestos claims against Amaba and Amaca (former James Hardie subsidiaries). The company is currently in negotiations related to the Principal Agreement.

The principles set out in the Heads of Agreement on which the company and/or member(s) of the Group would provide funding include:

-	the establishment of a special purpose fund (“SPF”) to compensate asbestos victims;

-	initial funding of the SPF by the company on the basis of the November 2004 KPMG Actuaries’ report (which provided a net present value of A$1.5 billion in present and future claims at 30 June 2004). The actuarial assessment is to be updated annually;

-	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, revised annually;

-	a cap on the annual payments made by the company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) of the company for the immediately preceding year, with provisions for the percentage to decline over time depending upon the company’s financial performance and claims outlook; and

-	no cap on individual payments to claimants.

The Heads of Agreement is expected to form the basis of a Principal Agreement to be settled between the company and the NSW Government which, in turn, will require the support of the company’s lenders and shareholders. The Principal Agreement will be a legally binding agreement.

Media Release: James Hardie – 3rd Quarter and Nine Months Results FY05

The Principal Agreement will be subject to a number of conditions precedent, including the approval of the company’s shareholders and lenders and the adoption by the NSW Government of reforms following a review, announced on 18 November 2004, of legal and administrative costs in dust diseases compensation. A copy of the company’s announcement made on that date welcoming the development can be downloaded at www.irjameshardie.com.au.

The parties have announced their intention to execute the Principal Agreement by the end of March 2005, depending on the timing of the NSW Government review, and for the binding agreement to commence around the middle of 2005.

As part of the discussions surrounding the Principal Agreement the company is examining all relevant options in relation to the establishment of the special purpose fund referred to above, including the possibility of reacquiring all of the share capital of Amaba, Amaba and/or ABN 60.

The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie group and to its directors, officers and employees from all civil liabilities other than the liabilities of James Hardie to be set out in the Principal Agreement. These releases may well take the form of legislation passed by the NSW Parliament. The precise form of the releases remain to be settled.

If an agreement is reached with the NSW Government and approved by the company’s lenders and shareholders, the company may be required to make a substantial provision in its accounts at a later date, and it is possible that the company may need to seek additional borrowing facilities. Additionally, it is possible that any future resolution of this issue may result in the company having negative shareholders’ equity, which may restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

As noted above, the NSW Government is conducting a review of legal and administrative costs in dust diseases compensation in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government in March 2005. The company is unable to predict the outcome of this review.

Accordingly, the company has not established a provision for asbestos-related liabilities as of 31 December 2004 because at this time it is neither probable nor estimable.

Readers are referred to note 8 of the company’s financial statements for further information on the SCI and associated developments.

Outlook

In North America, indicators of future housing construction activity remain positive with unused building permits, builder confidence and positive trends in employment and household income suggesting a continuation of buoyant conditions.

Interest rates remain low and anticipated increases for the year are expected to have a modest impact only on demand for new housing. The US-based National Association of Home Builders is expecting a decline of 3-4% in housing starts for the 2005 calendar year, off near record levels in 2004.

Further strong top-line growth is expected as we continue to grow primary demand for fibre cement and win share from alternative materials in our emerging and established markets. Raw material and freight costs are expected to remain high over the short term.

Media Release: James Hardie – 3rd Quarter and Nine Months Results FY05

In the ANZ business, a drop in building approvals in Australia over recent months suggests a further softening in new housing and renovations activity over the short term. In New Zealand, housing construction activity is expected to remain at previously high levels. Demand and profitability for the ANZ business may continue to be adversely affected by product bans and boycotts.

In the Philippines, increased domestic demand is expected as we move into the seasonally stronger building months. Further market share gains are expected as the plywood industry continues to slow down due to raw material supply issues.

In our emerging Chile Fibre Cement, Europe Fibre Cement and US Hardie Pipe businesses, further sales growth and market share are expected as awareness of their products increases among builders, contractors and distributors.

The company is continuing to incur costs associated with SCI related developments including: preparation and negotiation of a Principal Agreement with the NSW Government to provide long-term funding of asbestos related claims for proven Australian personal injury claimants against former Australian James Hardie subsidiary companies; participation in the NSW Government’s Review; and in co-operating with the Australian Securities and Investments Commission’s investigation into the circumstances surrounding the establishment of the MRCF. These costs are likely to be material over the short term.

Strong sales growth in North America is continuing into the 4th quarter and there is good prospect for satisfactory full year operating results for the company. Further costs related to the SCI and associated developments are expected to continue to have an adverse impact on reported earnings.

Excluding SCI and related developments costs, operating profit from continuing operations for the year ending 31 March 2005 is expected to fall within the range of US$135 million to US$145 million.

Ends.

Media/Analyst Enquiries:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The release and the accompanying management’s analysis of results and management presentation, along with the audio webcast of the presentation, are available from the Investor Relations section of the company website at www.jameshardie.com

This media release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including Management’s Analysis of Results, a Management Presentation, a Financial Report and a Results at a Glance document.

Media Release: James Hardie – 3rd Quarter and Nine Months Results FY05

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

EBIT excluding SCI and associated developments costs - is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. The company has included this financial measure to provide investors with an alternative method for assessing the company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations excluding costs related to the SCI and associated developments - is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The company has included this financial measure to provide investors with an alternative method for assessing the company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

Disclaimer

This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie – 3rd Quarter and Nine Months Results FY05

3rd Quarter and Year To Date – 31 December 2004

	3rd QTR FY05					YTD FY05
James Hardie

Net Sales	Up	21%	to	US$	287.0	Up	22%	to		US$	894.0
EBIT[1]	Down	19%	to	US$	33.3	Down	4%	to		US$	131.6
Operating Profit from Continuing Operations[1]	Down	30%	to	US$	19.8	Down	13%	to		US$	81.6
Net Operating Profit Including Discontinued Operations[1]	Down	35%	to	US$	19.5	Down	17%	to		US$	80.6
EBIT Margin[1]	Down	5.7pts	to		11.6%	Down	4.1pts	to			14.7%

USA Fibre Cement

Net Sales	Up	26%	to	US$	220.3	Up	25%	to		US$	692.0
EBIT[1]	Up	17%	to	US$	52.3	Up	8%	to		US$	164.4
EBIT Margin[1]	Down	1.7pts	to		23.7%	Down	3.7pts	to			23.8%
Volume	Up	21%	to	432.4 mmsf[1]		Up	22%	to		1382.5 mmsf[1]

Asia Pacific Fibre Cement

Net Sales	Up	4%	to	US$	58.1	Up	11%	to		US$	177.9
EBIT[1]	Down	10%	to	US$	10.2	Up	18%	to		US$	34.5
EBIT Margin[1]	Down	2.6pts	to		17.6%	Up	1.2pts	to			19.4%
Volume	Down	2%	to	90.6 mmsf[1]		Up	5%	to		287.4 mmsf[1]

Key Ratios

Earnings Per Share (Diluted)								17.7	cents
EBIT Margin[1]								14.7%
Return on Shareholders Funds (Annualised – including discontinued operations)								19.8%
Return on Capital Employed (Annualised)								21.5%
Gearing[1]								13.0%
Net Interest Cover (EBIT1 / Net interest expense)								29.0	x

All comparisons are against the 3rd quarter or 9 months of the previous fiscal year. All dollar amounts are in US$ millions. Results are for continuing businesses only unless otherwise stated. Note: This document should be read in conjunction with other 3rd quarter and 9 months results materials including a Media Release, a Management’s Discussion and Analysis, a Management Presentation and a Financial Report.

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

Gearing – Is borrowings less cash (net debt) divided by net debt plus shareholders’ equity.

mmsf – million square feet

msf – thousand square feet

14 February 2005	Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246 Mob: 0408 164 011

James Hardie Industries N.V.
Results for the 3rd Quarter Ended 31 December 2004

	Three Months Ended 31 December
USGAAP - US$ Millions	FY 2005		FY 2004		% Change
Net Sales
USA Fibre Cement		$220.3		$175.3	26
Asia Pacific Fibre Cement		58.1		55.9	4
Other Fibre Cement		8.6		6.3	37

Total Net Sales		287.0		237.5	21

Net Sales		$287.0		$237.5	21
Cost of goods sold		(190.3)		(150.0)	27
Gross profit		96.7		87.5	11
Selling general and administrative expenses		(41.5)		(40.6)	2
Research and development expenses		(6.1)		(5.7)	7
Special Commission of Inquiry related expenses		(15.9)		—	—
Other operating expenses		0.1		—	—
EBIT [1]		33.3		41.2	(19)
Net interest expense		(0.7)		(2.8)	(75)
Other income (expenses), net		0.4		(0.1)	—
Operating profit from continuing operations before income taxes [1]		33.0		38.3	(14)
Income tax expense		(13.2)		(10.0)	32
Operating Profit From Continuing Operations [1]		$19.8		$28.3	(30)

Net Operating Profit Including Discontinued Operations [1]		$19.5		$30.1	(35)

Tax rate		40.0%		26.1%

Volume (mmsf1)
USA Fibre Cement		432.4		358.3	21
Asia Pacific Fibre Cement*		90.6		92.1	(2)

Average net sales price per unit (per msf1)
USA Fibre Cement	US$	509	US$	489	4
Asia Pacific Fibre Cement*	A$	851	A$	854	—

*	See Endnotes

Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 21% compared to the same quarter of the previous year, from US$237.5 million to US$287.0 million.

Net sales from USA Fibre Cement increased 26% from US$175.3 million to US$220.3 million due to continued strong growth in sales volumes and a higher average net sales price.

Net sales from Asia Pacific Fibre Cement increased 4% from US$55.9 million to US$58.1 million due to favourable foreign currency movements.

Net sales from Other Fibre Cement increased 37% from US$6.3 million to US$8.6 million as the Chilean flat sheet business, the US-based Hardie Pipe business and European Fibre Cement business continued to grow.

USA Fibre Cement

Net sales increased 26% from US$175.3 million to US$220.3 million due to increased sales volumes and a higher average net sales price.

Sales volume increased 21% from 358.3 million square feet to 432.4 million square feet, primarily due to growth in primary demand for fibre cement, continued market penetration, a favourable housing construction market and the impact of delayed sales for some products due to supply issues in the second quarter.

The residential housing market remained healthy during the quarter, buoyed by low interest rates, improving consumer confidence and strong house prices.

Volume growth was evident across all major markets. Market share increased in the exterior and interior product categories and in both our emerging and established markets.

In our exterior products market, we continued to grow sales of higher priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus® Collection of pre-painted siding and Harditrim® XLD® Planks. In our emerging markets, the business remains focussed on its strategy to move sales of its exterior products to 100% pre-painted over the medium to longer-term.

In our interior product market, further market share gains were achieved, with sales of Hardibacker 500® half-inch backerboard growing strongly compared to the same period last year.

The average net sales price increased 4% from US$489 per thousand square feet to US$509 per thousand square feet. The increase was due to a price increase for some products that became effective on 1 July 2004 and proportionally stronger growth of differentiated, higher-priced products.

During the quarter, we continued construction of our new green-field fibre cement plant in Reno, Nevada. Product was successfully being produced from the new plant by quarter-end and full commissioning of the plant is expected in the fourth quarter. Construction of our new 160 million square foot trim line in Peru, Illinois, continued during the quarter.

Asia Pacific Fibre Cement (See Endnotes)

Net sales increased 4% from US$55.9 million to US$58.1 million. Net sales decreased 2% in Australian dollars. Sales volume decreased 2% from 92.1 million square feet to 90.6 million square feet.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	2

Australia and New Zealand Fibre Cement

Net sales increased 2% from US$50.7 million to US$51.8 million due to favourable foreign currency movements and a higher average net sales price, partly offset by lower sales volumes. In Australian dollars, net sales decreased 4%.

Sales volumes decreased 6% from 72.4 million square feet to 68.2 million square feet due to weaker market conditions and the impact of product bans and boycotts in Australia.

In Australia, the slow-down in both new residential housing and renovations activity continued during the quarter with the impact being particularly prevalent in New South Wales and Victoria. The Queensland market continued to perform reasonably well.

In New Zealand, new residential housing construction was flat compared to the same period last year. Demand for weatherboards, eaves and soffits remained strong. Our Linea® range of weatherboards continues to grow in popularity with builders and consumers in New Zealand resulting in further strong demand for Linea® during the quarter.

The average net sales price increased 2% in Australian dollars due mainly to favourable foreign currency movements between the New Zealand and Australian dollars.

Philippines Fibre Cement

Net sales increased 21% from US$5.2 million to US$6.3 million due to increased sales volumes and a higher average net sales price. In local currency, net sales increased 24%.

Despite an unusually wet end to the seasonally-slower season, sales volumes increased 14% from 19.8 million square feet to 22.5 million square feet due to increased domestic and export market penetration.

The average net sales price increased 9% compared to the same period last year due mainly to higher domestic prices.

Other Fibre Cement

Chile Fibre Cement

The business continued to build awareness of its products among builders, distributors and contractors, and to penetrate its target markets.

Net sales increased compared to the same quarter last year due to growth in sales volume and a higher average net sales price. The increase in average net sales price was due to higher domestic prices, partly offset by lower export prices due to the impact of a weaker US dollar on export sales.

Hardie Pipe

Our US Hardie Pipe business continued to penetrate the Florida market of the United States and grow sales strongly. Increased sales volumes and higher prices resulted in net sales for the quarter being significantly higher compared to the same quarter last year.

The heavy building materials industry in Florida continued to be strong.

The average net sales price continued to increase this quarter reflecting favourable market conditions and improved customer focus by the business.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	3

Further gains were achieved in the manufacturing performance of the plant during the quarter, but operating costs are still above our targets.

Europe Fibre Cement

Our European business continued to grow sales as it expanded distribution channels in the UK and French markets and acquired new customers.

During the quarter, there was strong growth in siding sales in the French market as a result of obtaining product approvals, and from sales and marketing initiatives.

Sales are continuing to build since commencement of operations in the first quarter of the previous fiscal year. Net sales this quarter increased significantly compared to the same quarter last year, albeit off a low base.

Artisan™ roofing

In June 2003, we began to commission and trial our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

The business is continuing to prove its business model and remains focussed on market testing, refining the manufacturing operation and improving productivity.

Gross Profit

Gross profit increased 11% from US$87.5 million to US$96.7 million due mainly to a strong improvement in our USA Fibre Cement, partly offset by a decline in the gross profit performance of our Asia Pacific Fibre Cement business. The gross profit margin decreased 3.1 percentage points to 33.7%.

USA Fibre Cement gross profit increased 13% compared to the same quarter last year due to increased net sales, partly offset by higher unit cost of sales and unit freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher raw material prices and ramp-up costs associated with planned growth initiatives. Higher freight costs were primarily related to an increase in length of haul and fuel surcharges. The gross profit margin decreased 4.0 percentage points.

Asia Pacific Fibre Cement gross profit decreased 4% following a 7% decline in Australia and New Zealand Fibre Cement gross profit, partly offset by a 46% increase in Philippines Fibre Cement gross profit. The decline in Australia and New Zealand was due to a decrease in net sales and increased costs associated with higher raw material prices and restructuring costs connected with the move from a seven to five day work-week at our Carol Park, Queensland plant. In the Philippines, increased net sales, cost savings and improved manufacturing efficiencies accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin decreased 2.7 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 2% compared to the same quarter last year, from US$40.6 million to US$41.5 million. The increase in SG&A expenses was due mainly to increased spending on sales and marketing in Asia Pacific Fibre Cement. As a percentage of sales, SG&A expenses were 2.6 percentage points lower at 14.5%.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	4

Research and Development Expenses

Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 14% for the quarter to US$3.1 million.

Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs increased 43% to US$3.0 million.

Special Commission of Inquiry Related Expenses

Costs incurred during the quarter associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF) and associated developments total US$15.9 million and include: US$3.3 million related to the internal investigation conducted by independent legal advisers, consistent with US Securities regulations, of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements; US$1.0 million related to the Australian Securities and Investments Commission investigation into the circumstances surrounding the creation of the MRCF; US$3.8 million for resolution advisory services; US$6.0 million in severance payments to former executives; and US$1.8 million for other matters.

EBIT1

EBIT1 decreased 19% from US$41.2 million to US$33.3 million. The EBIT margin1 decreased 5.7 percentage points to 11.6%. Excluding costs associated with the NSW Special Commission of Inquiry into the Medical Research and Compensation Foundation and other related developments, EBIT increased 19%1 compared to the same quarter last year and the EBIT margin was 17.1%1.

USA Fibre Cement EBIT increased 17% from US$44.6 million to US$52.3 million. The increase was due to higher sales volumes and prices, partly offset by higher unit cost of sales and unit freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher raw material prices and ramp-up costs associated with planned growth initiatives. Higher freight costs were primarily related to an increase in length of haul and fuel surcharges. The EBIT margin decreased 1.7 percentage points to 23.7%.

Asia Pacific Fibre Cement EBIT decreased 10% from US$11.3 million to US$10.2 million. The EBIT margin decreased 2.6 percentage points to 17.6%.

Australia and New Zealand Fibre Cement EBIT decreased 15% from US$10.7 million to US$9.1 million. In Australian dollars, EBIT decreased 20%. The decrease in EBIT in Australian dollars was due to reduced net sales compared to the same period last year and raw material price increases. The EBIT margin was 3.5 percentage points lower, at 17.6%.

Philippines Fibre Cement business recorded another positive EBIT for the quarter due to increased net sales and lower manufacturing costs.

The Chile Fibre Cement business recorded another small positive EBIT for the quarter due to increased net sales.

Our US Hardie Pipe business incurred a small EBIT loss for the quarter despite higher selling prices and further improvements in operating performance. Overall business performance for the quarter was adversely affected by the impact of severe whether in Florida.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	5

Our Europe Fibre Cement business incurred an EBIT loss for the quarter as expected, following its commencement in the prior fiscal year.

General corporate costs increased US$16.4 million from US$6.3 million to US$22.7 million. This increase was primarily due to US$15.9 million of expenses related to the SCI and associated developments, and a net increase in professional service fees, directors fees and retiring allowances, and other general corporate costs. These increases were partly offset by a US$1.8 million decrease in employee bonus plan expense and a US$0.4 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in the company’s share price.

Net Interest Expense

Net interest expenses decreased by US$2.1 million from US$2.8 million to US$0.7 million primarily due to a higher amount of interest expense capitalised on construction projects in the current year than in the prior year, higher interest income due to higher average cash balances and lower interest expense due to lower average debt balances.

Other Income (Expenses), Net

Other income (expenses), net consists primarily of a US$0.7 million gain on an investment, partly offset by a US$0.3 million impairment charge that we recorded on an investment in a company that filed for voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code.

Income Tax Expense

Income tax expense increased by US$3.2 million from US$10.0 million to US$13.2 million. Although our profit before tax decreased, our current year effective tax rate estimate is higher than the prior year effective tax rate due to non-deductible SCI related costs and estimated income tax contingencies recorded during the period. Reviews by taxing jurisdiction authorities of various tax matters are ongoing.

Operating Profit from Continuing Operations 1

Operating profit from continuing operations decreased by 30%, from US$28.3 million to US$19.8 million, due mainly to expenses associated with the SCI and other associated developments. Excluding these expenses, operating profit from continuing operations for the quarter increased 11% to US$31.5 million1.

Discontinued Operations

Net expense of US$0.3 million relates primarily to settlement of a dispute associated with a former business.

Special Commission of Inquiry – Associated Developments

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising of Ministers of the Commonwealth and the Australian States and Territories to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares”. The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company”. On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	6

Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform”. The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. Should negotiations not lead to an acceptable conclusion, James Hardie is aware of suggestions of legislative intervention but has no detailed information as to its likely content.

Heads of Agreement

On 21 December 2004, the company announced that it had entered into a non-binding Heads of Agreement with the NSW Government, The Australian Council of Trade Unions, Unions NSW and various groups representing asbestos claimants (the Representatives) which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund to provide funding on a long-term basis for asbestos claims against Amaca and Amaba, former James Hardie subsidiaries. The company is currently in negotiations related to the Principal Agreement.

The principles set out in the Heads of Agreement on which the company and/or member(s) of the Group would provide funding include:

-	the establishment of a special purpose fund (“SPF”) to compensate asbestos victims;

-	initial funding of the SPF by the company on the basis of the November 2004 KPMG Actuaries’ report (which provided a net present value of A$1.5 billion in present and future claims at 30 June 2004). The actuarial assessment is to be updated annually;

-	a two-year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, revised annually;

-	a cap on the annual payments made by the company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) of the company for the immediately preceding year, with provisions for the percentage to decline over time depending upon the company’s financial performance and claims outlook; and

-	no cap on individual payments to claimants.

The Heads of Agreement is expected to form the basis of a Principal Agreement to be settled between the company and the NSW Government which, in turn, will require the support of the company’s lenders and shareholders. The Principal Agreement will be a legally binding agreement.

The Principal Agreement will be subject to a number of conditions precedent, including the approval of the company’s shareholders and lenders and the adoption by the NSW Government of reforms following a review, announced on 18 November 2004, of legal and administrative costs in dust diseases compensation in New South Wales. A copy of the company’s announcement made on that date welcoming the development can be downloaded at www.irjameshardie.com.au.

The parties have announced their intention to execute the Principal Agreement by the end of March 2005, depending on the timing of the NSW Government Review, and for the binding agreement to commence around the middle of 2005.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	7

As part of the discussions surrounding the Principal Agreement the company is examining all relevant options in relation to the establishment of the special purpose fund referred to above, including the possibility of reacquiring all of the share capital of Amaba, Amaba and/or ABN 60.

The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie group and to its directors, officers and employees from all civil liabilities other than the liabilities of James Hardie to be set out in the Principal Agreement. These releases may well take the form of legislation passed by the NSW Parliament. The precise form of the releases remains to be settled.

If an agreement is reached with the NSW Government and approved by the company’s lenders and shareholders, the company may be required to make a substantial provision in its accounts at a later date, and it is possible that the company may need to seek additional borrowing facilities. Additionally, it is possible that any future resolution of this issue may result in the company having negative shareholders’ equity, which may restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

As noted above, the NSW Government is conducting a review of legal and administrative costs in dust diseases compensation in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in March 2005. The company is unable to predict the outcome of this review.

Updated Actuarial Study

In October 2004, the company commissioned an updated actuarial study of potential asbestos-related liabilities. Based on the results of the study, which was updated as at 30 June 2004, it is estimated that the discounted value of the central estimate for asbestos-related claims in Australia for death or personal injury against Amaca, Amaba and ABN 60 was approximately A$1.536 billion. Actual liabilities of those companies for such asbestos-related claims could vary, perhaps materially, from the discounted central estimate described above.

In estimating the potential financial exposure, the actuaries made assumptions related to total number of claims which were reasonably estimated to be asserted through to the year 2071, the typical cost of settlement (which is sensitive to the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, the actuaries have relied on the data and information provided by the Medical Research and Compensation Foundation and Litigation Management Group Pty Limited and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the reliability, accuracy or completeness of the data and information provided or used for the preparation of their report, and were not provided with the information required to carry out such a verification exercise.

Due to inherent uncertainties in the legal and medical environment; the number and timing of future claim notifications and settlements; the recoverability of claims against insurance contracts and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the outcome could differ materially from that currently projected.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	8

Sensitivity analysis has been performed, showing how the actuarial estimates would change if the outcome of certain assumptions (being the rate of superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different to that included within the central estimates. This shows that the discounted central estimates could fall in a range A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) based on the current information available and reflecting current trends. It should be noted that the actual cost of the liabilities could fall outside that range depending on the actual outcome of the assumptions made.

Accordingly, the company has not established a provision for asbestos-related liabilities as of 31 December 2004 because at this time it is neither probable nor estimable.

Australian Securities and Investments Commission Investigation

The Australian Securities and Investments Commission (“ASIC”) has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the company, various directors and officers of the company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC’s investigation, the Federal Government has enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken following that investigation. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the company may be reimbursed under directors’ and officers’ insurance policies taken out by the company.

Severance Agreements

On 20 October 2004, Mr Peter Shafron resigned from his position as Chief Financial Officer and on 21 October 2004, Mr Peter Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. In connection with these resignations, the company incurred costs of $8.9 million in the three and nine months ended 31 December 2004. These costs comprised $6.0 million of additional expense and $2.9 million of previously existing accruals.

ABN 60 Indemnity

The company has undertaken a number of initiatives to ensure that asbestos-related claims processing by the Medical Research and Compensation Foundation (MRCF) is not interrupted prior to the entry into the Principal Agreement in accordance with the principles and within the proposed timing described above. These initiatives are described further below, but the company believes that the MRCF is unlikely to need to avail itself of the assistance which has been offered by the company, on the basis that on 3 December 2004 and in part as a result of the initiatives taken by the company, the MRCF received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related injury claims.

The company facilitated the payment of such funds by granting an indemnity to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the MRCF. The company believes that the release of the funding by ABN 60 is in accordance with law and contracts in place and therefore the company should not incur liability under this indemnity.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	9

Additionally, on 16 November 2004, the company offered to provide funding to the MRCF on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing MRCF funds have been exhausted. The company believes, based on actuarial and legal advice that claims against the MRCF should not exceed the funds which are available to the MRCF (particularly in light of its receipt of the A$88.5 million described above) or which are expected to become available to the MRCF during the period of the interim funding proposal. The company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal.

MRCF

On the basis of the current cash and financial position of the MRCF subsidiaries (Amaca Pty Limited and Amaba Pty Limited) and following the company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the MRCF’s subsidiaries have been dismissed with their consent.

End.

Media/Analysts call:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email:steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The Management’s Analysis of Results and accompanying release and management presentation, along with an audio webcast of the presentation, will be available from the Investor Relations website at www.jameshardie.com

This Management’s Analysis of Results document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	10

Endnotes:

Volume and Average Net Sales Price - Asia Pacific Fibre Cement - Adjusted:

In fiscal 2003 and 2004, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet metric and due to our Philippines Fibre Cement business including intercompany volume during fiscal 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fibre Cement business segment. This Management’s Analysis of Results uses these revised volume and average net sales price. These adjustments did not have a material impact on total net sales or EBIT.

			30		31
	30 June		September		December		31 March
Fiscal 2003	2002		2002		2002		2003
Quarter
Volume (mmsf1)		83.1		90.6		88.7		87.5
Average net sales price per unit (per msf1)	A$	888	A$	905	A$	898	A$	857

Year-to-date
Volume (mmsf1)		83.1		173.7		262.4		349.9
Average net sales price per unit (per msf1)	A$	888	A$	897	A$	897	A$	887

			30		31
	30 June		September		December		31 March
Fiscal 2004	2003		2003		2003		2004
Quarter
Volume (mmsf1)		87.0		94.0		92.1		89.0
Average net sales price per unit (per msf1)	A$	874	A$	865	A$	854	A$	854

Year-to-date
Volume (mmsf1)		87.0		181.0		273.1		362.1
Average net sales price per unit (per msf1)	A$	874	A$	869	A$	864	A$	862

Net Sales - Philippines Fibre Cement - Adjusted:

In fiscal 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate quarter-to-quarter discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted the prior year Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents the adjustment to Philippines Fibre Cement net sales for each quarter and year-to-date periods in fiscal 2004 (amounts in millions):

			30		31
	30 June		September		December		31 March
	2003		2003		2003		2004
Quarters:
Previously Reported	US$	6.2	US$	6.9	US$	5.2	US$	5.9
Adjustment		(1.4)		(1.2)		—		(0.8)

Adjusted Net Sales	US$	4.8	US$	5.7	US$	5.2	US$	5.1

Year to date:
Previously Reported	US$	6.2	US$	13.1	US$	18.3	US$	24.2
Adjustment		(1.4)		(2.6)		(2.6)		(3.4)

Adjusted Net Sales	US$	4.8	US$	10.5	US$	15.7	US$	20.8

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	11

[1]Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

EBIT and EBIT Margin excluding costs associated with the SCI and associated developments - not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT Margin. The company has included this financial measure to provide investors with an alternative method for assessing the company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations excluding costs associated with the SCI and associated developments – not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The company has included this financial measure to provide investors with an alternative method for assessing the company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

mmsf – million square feet

msf – thousand square feet

Disclaimer

This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	12

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie 3rd Quarter FY05 Management’s Analysis of Results	13

14 February 2005	Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246
Mob: 0408 164 011

James Hardie Industries N.V.
Results for the Nine Months Ended 31 December 2004

	Nine Months Ended 31 December
USGAAP - US$ Millions	FY 2005		FY 2004		% Change
Net Sales
USA Fibre Cement		$692.0		$553.5	25
Asia Pacific Fibre Cement		177.9		160.8	11
Other Fibre Cement		24.1		16.3	48

Total Net Sales		894.0		730.6	22

Net Sales		$894.0		$730.6	22
Cost of goods sold		(588.9)		(461.4)	28
Gross profit		305.1		269.2	13
Selling general and administrative expenses		(132.1)		(115.7)	14
Research and development expenses		(16.4)		(16.1)	2
Special Commission of Inquiry related expenses		(24.4)		—	—
Other operating expenses		(0.6)		—	—
EBIT [1]		131.6		137.4	(4)
Net interest expense		(4.5)		(7.5)	(40)
Other expenses, net		(1.5)		(3.4)	(56)

Operating profit from continuing operations before income taxes [1]		125.6		126.5	(1)
Income tax expense		(44.0)		(32.5)	35

Operating Profit From Continuing Operations [1]		$81.6		$94.0	(13)

Net Operating Profit Including Discontinued Operations [1]		$80.6		$97.6	(17)

Tax rate		35.0%		25.7%

Volume (mmsf1)
USA Fibre Cement		1382.5		1136.3	22
Asia Pacific Fibre Cement*		287.4		273.1	5

Average net sales price per unit (per msf1)
USA Fibre Cement	US$	501	US$	487	3
Asia Pacific Fibre Cement*	A$	850	A$	864	(2)

*	See Endnotes

Unless otherwise stated, results are for continuing operations only and comparisons are of the first nine months of the current fiscal year versus the first nine months of the prior fiscal year.

Total Net Sales

Total net sales increased 22% compared to the same period of the previous year, from US$730.6 million to US$894.0 million.

Net sales from USA Fibre Cement increased 25% from US$553.5 million to US$692.0 million due to continued strong growth in sales volumes and a higher average net sales price.

Net sales from Asia Pacific Fibre Cement increased 11% from US$160.8 million to US$177.9 million due to increased sales volumes and favourable foreign currency movements.

Net sales from Other Fibre Cement increased 48% from US$16.3 million to US$24.1 million as the Chilean flat sheet business, the USA-based Hardie® Pipe business and European Fibre Cement business continued to grow.

USA Fibre Cement

Net sales increased 25% from US$553.5 million to US$692.0 million due to increased sales volumes and a higher average net sales price.

Sales volume increased 22% from 1136.3 million square feet to 1382.5 million square feet, primarily due to continued strong growth in primary demand for fibre cement and a favourable housing construction market.

New residential housing construction remained buoyant during the period due to strong consumer demand and low inventories of houses for sale, fuelled by low interest rates, solid house prices and a strengthening domestic economy.

We continued to grow sales in both our emerging and established geographic markets and in our exterior and interior product markets.

Further market share was gained in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD® Planks.

There were further market share gains in the interior products market, with sales of Hardibacker 500® half-inch backerboard up strongly compared to the same period last year.

The average net sales price increased 3% from US$487 per thousand square feet to US$501 per thousand square feet. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim®, vented soffit and the ColorPlus™ Collection, and a price increase for some products that became effective on 1 July 2004.

During the period, we continued construction of our new green-field fibre cement plant in Reno, Nevada. Product was successfully being produced from the new plant by end of the third quarter and full commissioning of the plant is expected in the fourth quarter. Construction of our new 160 million square foot trim line in Peru, Illinois continued during the period.

Asia Pacific Fibre Cement (See Endnotes)

Net sales increased 11% from US$160.8 million to US$177.9 million. Net sales increased 2% in Australian dollars. Sales volume increased 5% from 273.1 million square feet to 287.4 million square feet.

James Hardie nine months FY05 Management’s Analysis of Results	2

Australia and New Zealand Fibre Cement

Net sales increased 12% from US$142.4 million to US$159.2 million due to increased sales volume, a higher average net sales price and favourable foreign currency movements. In Australian dollars, net sales increased 3%.

Sales volumes increased 2% from 215.5 million square feet to 218.9 million square feet primarily due to growth in sales of building products in both Australia and New Zealand. Despite the overall increase, we believe sales volumes were affected to some extent by product bans and boycotts in Australia connected with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation and the release of the report of the Inquiry.

In Australia, new residential housing activity improved early in the period led by buoyant activity in Queensland, and the renovation and commercial segments also remained strong early. However, both new residential housing and renovations activity softened over the last six months of the period.

In New Zealand, new residential housing activity was robust and there was increased demand for weatherboards, eaves and soffits. Sales of our Linea® range of weatherboards continued to grow strongly.

The average net sales price increased 1% in Australian dollars due mainly to a change in sales mix.

During the period, we launched Eclipsa™ Eaves Lining, a new pre-painted eave product, across Australia. Eclipsa™ offers cost benefits and construction advantages over non-painted eave products and we expect that it will be received favourably by builders.

Philippines Fibre Cement

Net sales increased 19% from US$15.7 million to US$18.7 million. In local currency, net sales increased 23%. This increase was due to a 19% increase in sales volume and a 3% increase in the average net sales price.

The increase in the net sales price was due to a change in sales mix between domestic and export sales.

Improved construction activity in the Philippines, increased market penetration and regional exports resulted in stronger demand during the first nine months of the year.

Other Fibre Cement

Chile Fibre Cement

Our Chilean business continued to increase its penetration of the domestic flat sheet market and increased sales of higher-priced, differentiated products and build regional exports.

Net sales increased compared to the nine months of the previous year due to growth in sales volume, partly offset by a lower average net sales price. The lower average net sales price was due to an increased proportion of domestic sales and the impact of a weaker US dollar on export sales.

Construction activity in Chile continued to show signs of improvement.

James Hardie nine months FY05 Management’s Analysis of Results	3

Hardie Pipe

Our US Hardie Pipe business continued to penetrate the Florida market of the United States and to improve its manufacturing efficiency.

Despite net sales in the second quarter being adversely affected by severe weather in Florida, net sales for the nine months increased strongly compared to the same period last year due to an increase in sales volume and a higher average net sales price. The increase in sales volume was due to market share gains and buoyant construction activity in Florida.

The average net sales price has continued to improve during the first nine months and increased compared to the same period last year.

The manufacturing performance of the plant improved further during the nine months, but operating costs are still above our targets.

Europe Fibre Cement

Our European business continued to grow demand by building awareness of our products among distributors, builders and contractors, and by adding further distribution outlets in both the UK and French markets.

Sales have continued to build steadily since commencement of operations in the first quarter of the previous fiscal year. Net sales this period increased significantly compared to the same period last year, albeit off a low base, due to stronger demand across the range of interior and exterior products.

Artisan™ roofing

In June 2003, we began to commission and trial our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

The business is continuing to prove its business model and remains focussed on market testing, refining the manufacturing operation and improving productivity.

Gross Profit

Gross profit increased 13% from US$269.2 million to US$305.1 million due to improvements in our major businesses. The gross profit margin decreased 2.7 percentage points to 34.1%.

USA Fibre Cement gross profit increased 11% due to higher net sales, partly offset by an increase in unit cost of sales and increased freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher pulp and cement costs, maintenance expenses and a reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with a temporary reduction in plant manufacturing efficiency in the second quarter, and higher fuel costs and general liability insurance. The gross profit margin decreased 4.4 percentage points.

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Asia Pacific Fibre Cement gross profit increased 16% following improvements from Australia and New Zealand Fibre Cement and Philippines Fibre Cement, which increased 13% and 51%, respectively. The improved result for Australia and New Zealand was due to increased net sales and manufacturing efficiency improvements. In the Philippines, lower costs and increased margins accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin increased 1.5 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 14% compared to the same period last year, from US$115.7 million to US$132.1 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses for the nine months were 1.0 percentage point lower at 14.8%.

Research and Development Expenses

Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 9% for the period, at US$9.0 million.

Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs increased 19% to US$7.4 million for the nine months.

Special Commission of Inquiry Related Expenses

Costs incurred during the period associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation (SCI) and associated developments total US$24.4 million and include: US$6.3 million related to the SCI; US$4.4 million related to the internal investigation conducted by independent legal advisers, consistent with US Securities regulations, of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements; US$1.0 million related to the Australian Securities and Investments Commission investigation into the circumstances surrounding the creation of the MRCF; US$4.5 million for resolution advisory services; US$6.0 million in severance payments to former executives; and US$2.2 million for other matters.

Other Operating Expense

Other operating expense of US$0.6 million primarily related to a loss on the sale of land in Sacramento, California.

EBIT1

EBIT decreased 4% from US$137.4 million to US$131.6 million. The EBIT margin decreased 4.1 percentage points to 14.7%. Excluding costs associated with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation and associated developments, EBIT increased 14% and the EBIT margin is 17.4%.

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USA Fibre Cement EBIT increased 8% from US$152.4 million to US$164.4 million. The increase was due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and SG&A expenses. The increase in unit cost of sales was due to increased sales of higher cost differentiated products, higher pulp and cement costs, increased maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the temporary reduction in plant manufacturing efficiency and higher fuel costs. The EBIT margin decreased 3.7 percentage points to 23.8%.

Asia Pacific Fibre Cement EBIT increased 18% from US$29.3 million to US$34.5 million. The EBIT margin increased 1.2 percentage points to 19.4%.

Australia and New Zealand Fibre Cement EBIT increased 13% from US$27.7 million to US$31.2 million. In Australian dollars, EBIT increased 4%. The increase in EBIT in Australian dollars was due to increased net sales compared to the first nine months last year and improved manufacturing efficiencies. The EBIT margin increased 0.1 of a percentage point to 19.6%.

Philippines Fibre Cement business more than doubled its positive EBIT performance compared to the same period last year due to increased net sales and cost savings.

The Chile Fibre Cement business recorded a small positive EBIT for the nine months.

Our US Hardie Pipe business significantly reduced its EBIT loss compared to the first nine months last year due to increased sales volumes, higher selling prices and manufacturing cost savings.

Our Europe Fibre Cement business incurred an EBIT loss for the nine months as expected.

General corporate costs increased US$25.3 million from US$20.5 million to US$45.8 million. This increase was primarily due to US$24.4 million of expenses related to the SCI and associated developments, a US$0.7 million loss on sale of land in Sacramento, California, and a net increase in professional service fees, directors fees and retiring allowances, and other general corporate costs. These increases were partly offset by a US$1.1 million decrease in employee bonus plan expense and a US$3.1 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in the company’s share price.

Net Interest Expense

Net interest expense decreased by US$3.0 million from US$7.5 million to US$4.5 million, primarily due to a higher amount of interest expense capitalised on construction projects in the current year than in the prior year, higher interest income due to higher average cash balances and lower interest expense due to lower average debt balances.

Other Expenses, Net

Other operating expenses consist primarily of a US$2.2 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code, partly offset by a US$0.7 million gain on a separate investment. In the prior year, we incurred an expense of US$3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure, incurred to extend the scope of our international finance subsidiary to lend to global operations.

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Income Tax Expense

Income tax expense increased by US$11.5 million from US$32.5 million to US$44.0 million due to non-deductible SCI and related costs and estimated income tax contingencies recorded during the period. Reviews by taxing jurisdiction authorities of various tax matters are ongoing.

Operating Profit from Continuing Operations1

Operating profit from continuing operations decreased 13% from US$94.0 million to US$81.6 million. Excluding costs associated with the SCI and associated developments, operating profit from continuing operations for the nine months increased 8% to US$101.9 million1.

Discontinued Operations

Net expense of US$1.0 million relates primarily to additional costs associated with the sale of New Zealand land in March 2004, and settlement of a dispute associated with a former business.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$73.5 million as of 31 December 2004. At that date we also had credit facilities totalling US$452.9 million of which US$159.9 million was outstanding. Our credit facilities are all uncollateralised and consist of the following:

James Hardie nine months FY05 Management’s Analysis of Results	7

	Effective		Principal
	Interest Rate	Total Facility	Outstanding
	at	at	at
Description	31 Dec 2004	31 Dec 2004	31 Dec 2004
		(US$ millions)
US$ notes, fixed interest, repayable annually in varying tranches from November 2005 through November 2013	7.12%	$147.4	$147.4

A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2006	N/A	158.0	—

US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity in April 2005	N/A	132.5	—

US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in April and December 2005	3.52%	15.0	12.5

Total		$452.9	$159.9

Historically, we have sought to renew our revolving loan and stand-by loan facilities each year under substantially the same terms and conditions. In this regard, we are currently in negotiations with a number of banks which participate in our current debt facilities in order to renew these facilities in a manner that provides us with the same amount of liquidity. However, in light of the events resulting from the Special Commission of Inquiry: we may not be able to renew these facilities by the time they expire in April 2005 and November 2006, or at all; we may not be able to enter into new agreements on terms that provide the same level of liquidity as our current agreement provide; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to other terms that substantially increase the cost of having these debt facilities in place. If we are not able to renew these debt facilities on substantially the same terms, we may have to scale back our capital expenditure associated with our expansion plans and may have to take other measures to conserve cash to meet our future cash flow requirements.

Cash Flow

Net operating cash inflows increased by US$29.2 million from US$122.7 million to US$151.9 million for the nine months ended 31 December 2004 compared to the same period in the prior year, primarily due to changes in our operating assets and liabilities.

Net investing activities produced a cash outflow of US$122.1 million for the nine months ended 31 December 2004 compared to US$50.7 million for the same period in the prior year. The increase in the cash outflow was primarily due to additional capital expenditures of US$69.4 million for the nine months ended 31 December 2004 and US$5.0 million cash received in the prior year from the sale of our New Zealand Building Systems in May 2003 that did not recur in the current period, partly offset by proceeds of US$3.4 million from the sale of land in Sacramento, California in the current period.

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Net financing activities resulted in an outflow of US$29.4 million for the nine months ended 31 December 2004 compared to US$88.3 million in the same period in the prior year. The decrease in cash outflow was primarily due to a US$68.7 million repayment of capital in the prior year that did not recur in the current period and a US$9.2 million decrease in dividends paid, partly offset by a US$17.6 million scheduled debt repayment in the current period.

Special Commission of Inquiry - Associated Developments

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising of Ministers of the Commonwealth and the Australian States and Territories to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares”. The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company”. On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform”. The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. Should negotiations not lead to an acceptable conclusion, James Hardie is aware of suggestions of legislative intervention but has no detailed information as to its likely content.

Heads of Agreement

On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government, The Australian Council of Trade Unions, Unions NSW and various groups representing asbestos claimants (the Representatives) which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund to provide funding on a long-term basis for Asbestos Claims against Amaba and Amaca, former James Hardie subsidiaries.

The principles set out in the Heads of Agreement on which the company and/or member(s) of the Group would provide funding include:

-	the establishment of a special purpose fund (“SPF”) to compensate asbestos victims;

-	initial funding of the SPF by the company on the basis of the November 2004 KPMG Actuaries’ report (which provided a net present value of A$1.5 billion in present and future claims at 30 June 2004). The actuarial assessment is to be updated annually;

-	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, revised annually;

-	a cap on the annual payments made by the company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) of the company for the immediately preceding year, with provisions for the percentage to decline over time depending upon the company’s financial performance and claims outlook; and

-	no cap on individual payments to claimants.

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The Heads of Agreement are expected to form the basis of a Principal Agreement to be settled between the company and the NSW Government which, in turn, will require the support of the company’s lenders and shareholders. The Principal Agreement is to be a legally binding agreement.

The Principal Agreement will be subject to a number of conditions precedent, including the approval of the company’s shareholders and lenders and the adoption by the NSW Government of reforms following a review, announced on 18 November 2004, of legal and administrative costs in dust diseases compensation in New South Wales. A copy of the company’s announcement made on that date welcoming the development can be downloaded at www.irjameshardie.com.au.

The parties have announced their intention to execute a Principal Agreement, depending on the timing of the NSW Government Review, and for the binding agreement to commence around the middle of 2005.

As part of the discussions surrounding the Principal Agreement the company is examining all relevant options in relation to the establishment of the special purpose fund referred to above, including the possibility of reacquiring all of the share capital of Amaba, Amaba and/or ABN 60.

The Heads of Agreement contain an agreement from the NSW Government to provide releases to the James Hardie group and to its directors, officers and employees from all civil liabilities other than the liabilities of James Hardie to be set out in the Principal Agreement. This release may well take the form of legislation passed by the NSW Parliament. The precise form of the release remains to be settled.

If an agreement is reached with the NSW Government and approved by the company’s lenders and shareholders, the company may be required to make a substantial provision in its accounts at a later date, and it is possible that the company would need to seek additional borrowing facilities. Additionally, it is possible that any future resolution of this issue may result in the company having negative shareholders’ equity, which would be likely to restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

As noted above, the NSW Government is conducting a review of legal and administrative costs in dust diseases compensation in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in 2005. The company is unable to predict the outcome of this review.

Updated Actuarial Study

In October 2004, the company commissioned an updated actuarial study of potential asbestos-related liabilities. Based on the results of the study, which was updated as at 30 June 2004, it is estimated that the discounted value of the central estimate for asbestos-related claims in Australia for death or personal injury against Amaca, Amaba and ABN 60 was approximately A$1.536 billion. Actual liabilities of those companies for such asbestos-related claims could vary, perhaps materially, from the discounted central estimate described above.

In estimating the potential financial exposure, the actuaries made assumptions related to total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

James Hardie nine months FY05 Management’s Analysis of Results	10

Further, the actuaries have relied on the data and information provided by the Medical Research and Compensation Foundation and Litigation Management Group Pty Limited and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the reliability, accuracy or completeness of the data and information provided or used for the preparation of their report, and were not provided with the information required to carry out such a verification exercise.

Due to inherent uncertainties in the legal and medical environment; the number and timing of future claim notifications and settlements; the recoverability of claims against insurance contracts and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the outcome could differ materially from that currently projected.

Sensitivity analysis has been performed, showing how the actuarial estimates would change if the outcome of certain assumptions (being the rate of superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different to that included within the central estimates. This shows that the discounted central estimates could fall in a range A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) based on the current information available and reflecting current trends. It should be noted that the actual cost of the liabilities could fall outside that range depending on the actual outcome of the assumptions made.

Accordingly, the company has not established a provision for asbestos-related liabilities as of 31 December 2004 because at this time it is neither probable nor estimable.

Australian Securities and Investments Commission Investigation

The Australian Securities and Investments Commission (“ASIC”) has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the company, various directors and officers of the company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC’s investigation, the Federal Government has enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken following that investigation. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the company may be reimbursed under directors’ and officers’ insurance policies taken out by the company.

Severance Agreements

On 20 October 2004, Mr. Peter Shafron resigned from his position as Chief Financial Officer and on 21 October 2004, Mr. Peter Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. In connection with these resignations, the company incurred costs of $8.9 million in the three and nine months ended 31 December 2004. These costs comprised $6.0 million additional expense and $2.9 million of previously existing accruals.

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ABN 60 Indemnity

The company has undertaken a number of initiatives to ensure that asbestos-related claims processing by the Medical Research and Compensation Foundation (MRCF) is not interrupted prior to the entry into the Principal Agreement in accordance with the principles and within the proposed timing described above. These initiatives are described further below, but the company believes that the MRCF is unlikely to need to avail itself of the assistance which has been offered by the company, on the basis that on 3 December 2004 and in part as a result of the initiatives taken by the company, the MRCF received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related injury claims.

The company facilitated the payment of such funds by granting an indemnity to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the MRCF. The company believes that the release of the funding by ABN 60 is in accordance with law and contracts in place and therefore the company should not incur liability under this indemnity.

Additionally, on 16 November 2004, the company offered to provide funding to the MRCF on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing MRCF funds have been exhausted. The company believes, based on actuarial and legal advice that claims against the MRCF should not exceed the funds which are available to the MRCF (particularly in light of its receipt of the A$88.5 million described above) or which are expected to become available to the MRCF during the period of the interim funding proposal. The company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal.

MRCF

On the basis of the current cash and financial position of the MRCF subsidiaries (Amaca Pty Limited and Amaba Pty Limited) and following the company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the MRCF’s subsidiaries have been dismissed with their consent.

End.

Media/Analysts call:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The Management’s Analysis of Results and accompanying release and management presentation, along with an audio webcast of the presentation, will be available from the Investor Relations website at www.jameshardie.com

This Management’s Analysis of Results document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.

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Endnotes:

Volume and Average Net Sales Price - Asia Pacific Fibre Cement - Adjusted:

In fiscal 2003 and 2004, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet metric and due to our Philippines Fibre Cement business including intercompany volume during fiscal 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fibre Cement business segment. This Management’s Analysis of Results uses these revised volume and average net sales price. These adjustments did not have a material impact on total net sales or EBIT.

			30		31
	30 June		September		December		31 March
Fiscal 2003	2002		2002		2002		2003
Quarter
Volume (mmsf1)		83.1		90.6		88.7		87.5
Average net sales price per unit (per msf1)	A$	888	A$	905	A$	898	A$	857

Year-to-date
Volume (mmsf1)		83.1		173.7		262.4		349.9
Average net sales price per unit (per msf1)	A$	888	A$	897	A$	897	A$	887

			30		31
	30 June		September		December		31 March
Fiscal 2004	2003		2003		2003		2004
Quarter
Volume (mmsf1)		87.0		94.0		92.1		89.0
Average net sales price per unit (per msf1)	A$	874	A$	865	A$	854	A$	854

Year-to-date
Volume (mmsf1)		87.0		181.0		273.1		362.1
Average net sales price per unit (per msf1)	A$	874	A$	869	A$	864	A$	862

Net Sales - Philippines Fibre Cement - Adjusted:

In fiscal 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate quarter-to-quarter discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted the prior year Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents the adjustment to Philippines Fibre Cement net sales for each quarter and year-to-date periods in fiscal 2004 (amounts in millions):

			30		31
	30 June		September		December		31 March
	2003		2003		2003		2004
Quarters:
Previously Reported	US$	6.2	US$	6.9	US$	5.2	US$	5.9
Adjustment		(1.4)		(1.2)		—		(0.8)

Adjusted Net Sales	US$	4.8	US$	5.7	US$	5.2	US$	5.1

Year to date:
Previously Reported	US$	6.2	US$	13.1	US$	18.3	US$	24.2
Adjustment		(1.4)		(2.6)		(2.6)		(3.4)

Adjusted Net Sales	US$	4.8	US$	10.5	US$	15.7	US$	20.8

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1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

EBIT and EBIT Margin excluding costs associated with the SCI and associated developments - not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT Margin. The company has included this financial measure to provide investors with an alternative method for assessing the company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations excluding costs associated with the SCI and associated developments – not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The company has included this financial measure to provide investors with an alternative method for assessing the company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

mmsf – million square feet

msf – thousand square feet

Disclaimer

This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

James Hardie nine months FY05 Management’s Analysis of Results
14

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie nine months FY05 Management’s Analysis of Results

INDEX

		Page
Item 1.	Financial Statements

	Consolidated Balance Sheets as of 31 December 2004 and 31 March 2004 (unaudited)	2

	Consolidated Statements of Income for the Three and Nine Months Ended 31 December 2004
	and 2003 (unaudited)	3

	Consolidated Statements of Cash Flows for the Nine Months Ended 31 December 2004 and
	2003 (unaudited)	5

	Consolidated Statements of Changes in Shareholders' Equity for the Nine Months Ended 31 December 2004 (unaudited)	7

	Notes to Consolidated Financial Statements (unaudited)	8

Item 2.	Quantitative and Qualitative Disclosures About Market Risk	20

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	(Millions of US dollars)		(Millions of Australian dollars)
	31 December	31 March	31 December		31 March
	2004	2004	2004		2004

ASSETS
Current assets:
Cash and cash equivalents	$73.5	$72.3	A$	93.1	A$	95.1
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million (A$1.9 million) and $1.2 million (A$1.6 million) as of 31 December 2004 and 31 March 2004, respectively	106.3	118.4		134.6		155.8
Inventories	93.3	103.2		118.1		135.8
Refundable income taxes	14.4	37.8		18.2		49.7
Prepaid expenses and other current assets	17.9	8.8		22.7		11.6
Deferred tax assets	23.9	24.7		30.3		32.5

Total current assets	329.3	365.2		417.0		480.5
Long-term receivables and other assets	2.9	9.8		3.7		12.9
Property, plant and equipment, net	670.2	567.1		848.6		746.1
Intangible assets, net	3.2	3.0		4.1		3.9
Prepaid pension cost	14.9	14.1		18.9		18.5
Deferred tax assets	14.6	12.0		18.5		15.8

Total assets	$1,035.1	$971.2	A$	1,310.8	A$	1,277.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$85.1	$78.5	A$	107.8	A$	103.3
Current portion of long-term debt	25.7	17.6		32.5		23.2
Short-term debt	12.5	10.8		15.8		14.2
Accrued payroll and employee benefits	32.8	41.1		41.5		54.1
Accrued product warranties	8.9	9.7		11.3		12.8
Income taxes payable	12.7	9.8		16.1		12.9
Other liabilities	2.3	1.8		2.9		2.4

Total current liabilities	180.0	169.3		227.9		222.9
Long-term debt	121.7	147.4		154.1		193.9
Deferred income taxes	79.6	65.2		100.8		85.8
Accrued product warranties	2.7	2.3		3.4		3.0
Other liabilities	68.0	82.3		86.1		108.3

Total liabilities	452.0	466.5	A$	572.3	A$	613.9

Commitments and contingencies (Note 8)

Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 459,047,434 shares issued and outstanding at 31 December 2004 and 458,558,436 shares issued and outstanding at 31 March 2004	245.6	245.2
Additional paid-in capital	137.0	134.0
Retained earnings	218.0	151.1
Employee loans	(0.8)	(1.3)
Accumulated other comprehensive loss	(16.7)	(24.3)

Total shareholders’ equity	583.1	504.7

Total liabilities and shareholders’ equity	$1,035.1	$971.2

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars, except per share data)	2004	2003	2004	2003

Net sales	$287.0	$237.5	$894.0	$730.6
Cost of goods sold	(190.3)	(150.0)	(588.9)	(461.4)

Gross profit	96.7	87.5	305.1	269.2

Selling, general and administrative expenses	(41.5)	(40.6)	(132.1)	(115.7)
Research and development expenses	(6.1)	(5.7)	(16.4)	(16.1)
SCI and other related expenses	(15.9)	—	(24.4)	—
Other operating income (expense)	0.1	—	(0.6)	—

Operating income	33.3	41.2	131.6	137.4

Interest expense	(1.3)	(3.0)	(6.0)	(8.3)
Interest income	0.6	0.2	1.5	0.8
Other income (expense)	0.4	(0.1)	(1.5)	(3.4)

Income from continuing operations before income taxes	33.0	38.3	125.6	126.5

Income tax expense	(13.2)	(10.0)	(44.0)	(32.5)

Income from continuing operations	19.8	28.3	81.6	94.0

Discontinued operations:
(Loss) income from discontinued operations, net of income tax benefit of $0.2 million for the three months ended 31 December 2004 and net of income tax benefit (expense) of $0.2 million and ($0.1) million for the nine months ended 31 December 2004 and 2003, respectively	(0.3)	—	(0.3)	0.2

Gain (loss) on disposal of discontinued operations, net of income tax benefit of $4.3 million for the three months ended 31 December 2003 and net of income tax benefit of $4.4 million for the nine months ended 31 December 2003	—	1.8	(0.7)	3.4

(Loss) income from discontinued operations	(0.3)	1.8	(1.0)	3.6

Net income	$19.5	$30.1	$80.6	$97.6

Income per share - basic:
Income from continuing operations	$0.04	$0.06	$0.18	$0.20
(Loss) income from discontinued operations	—	0.01	—	0.01

Net income per share - basic	$0.04	$0.07	$0.18	$0.21

Income per share - diluted:
Income from continuing operations	$0.04	$0.06	$0.18	$0.20
(Loss) income from discontinued operations	—	0.01	—	0.01

Net income per share - diluted	$0.04	$0.07	$0.18	$0.21

Weighted average common shares outstanding (Millions):
Basic	458.9	458.2	458.7	457.9
Diluted	461.1	461.9	460.7	461.3

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months				Nine Months
	Ended 31 December				Ended 31 December
(Millions of Australian dollars, except per share data)	2004		2003		2004		2003

Net sales	A$	394.6	A$	354.4	A$	1,229.1	A$	1,090.3
Cost of goods sold		(261.6)		(223.9)		(809.6)		(688.6)

Gross profit		133.0		130.5		419.5		401.7

Selling, general and administrative expenses		(57.1)		(60.6)		(181.6)		(172.7)
Research and development expenses		(8.4)		(8.5)		(22.5)		(24.0)
SCI and other related expenses		(21.9)		—		(33.5)		—
Other operating income (expense)		0.1		—		(0.8)		—

Operating income		45.7		61.4		181.1		205.0

Interest expense		(1.8)		(4.5)		(8.2)		(12.4)
Interest income		0.8		0.3		2.1		1.2
Other income (expense)		0.5		(0.1)		(2.1)		(5.1)

Income from continuing operations before income taxes		45.2		57.1		172.9		188.7

Income tax expense		(18.1)		(14.9)		(60.5)		(48.5)

Income from continuing operations		27.1		42.2		112.4		140.2

Discontinued operations:
(Loss) income from discontinued operations, net of income tax benefit of A$0.3 million for the three months ended 31 December 2004 and net of income tax benefit (expense) of A$0.3 million and (A$0.1) million or the nine months ended 31 December 2004 and 2003, respectively		(0.4)		—		(0.4)		0.3

Gain (loss) on disposal of discontinued operations, net of income tax benefit of A$6.4 million for the three months ended 31 December 2003 and net of income tax benefit of A$6.6 million for the nine months ended 31 December 2003		—		2.7		(1.0)		5.1

(Loss) income from discontinued operations		(0.4)		2.7		(1.4)		5.4

Net income	A$	26.7	A$	44.9	A$	111.0	A$	145.6

Income per share - basic:
Income from continuing operations	A$	0.06	A$	0.09	A$	0.25	A$	0.31
(Loss) income from discontinued operations		—		0.01		(0.01)		0.01

Net income per share - basic	A$	0.06	A$	0.10	A$	0.24	A$	0.32

Income per share - diluted:
Income from continuing operations	A$	0.06	A$	0.09	A$	0.24	A$	0.31
(Loss) income from discontinued operations		—		0.01		—		0.01

Net income per share - diluted	A$	0.06	A$	0.10	A$	0.24	A$	0.32

Weighted average common shares outstanding (Millions):
Basic		458.9		458.2		458.7		457.9
Diluted		461.1		461.9		460.7		461.3

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months
	Ended 31 December
(Millions of US dollars)	2004	2003

Cash flows from operating activities:
Net income	$80.6	$97.6
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	—	(3.4)
Depreciation and amortisation	26.6	26.2
Deferred income taxes	13.3	9.8
Prepaid pension cost	2.1	—
Tax benefit from stock options exercised	0.3	0.1
Stock compensation	1.7	2.0
Other	2.8	0.2
Changes in operating assets and liabilities:
Accounts receivable	15.5	1.6
Inventories	11.6	(12.3)
Prepaids and other current assets	12.2	13.5
Accounts payable	4.9	(12.4)
Accrued liabilities and other liabilities	(19.7)	(0.2)

Net cash provided by operating activities	151.9	122.7

Cash flows from investing activities:
Purchases of property, plant and equipment	(125.9)	(56.5)
Proceeds from sale of property, plant and equipment	3.4	0.1
Proceeds from disposal of subsidiaries and businesses, net of cash invested	—	5.0
Collections on loans receivable	0.4	0.7

Net cash used in investing activities	(122.1)	(50.7)

Cash flows from financing activities:
Net proceeds from line of credit	0.5	0.5
Repayments of long-term debt	(17.6)	—
Proceeds from issuance of shares	1.4	2.8
Repayments of capital	—	(68.7)
Dividends paid	(13.7)	(22.9)

Net cash used in financing activities	(29.4)	(88.3)

Effects of exchange rate changes on cash	0.8	0.2
Net increase in cash and cash equivalents	1.2	(16.1)
Cash and cash equivalents at beginning of period	72.3	54.6

Cash and cash equivalents at end of period	73.5	38.5

Components of cash and cash equivalents:
Cash at bank and on hand	24.5	11.5
Short-term deposits	49.0	27.0

Cash and cash equivalents at end of period	$73.5	$38.5

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months
	Ended 31 December
(Millions of Australian dollars)	2004		2003

Cash flows from operating activities:
Net income	A$	111.0	A$	145.6
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses		—		(5.1)
Depreciation and amortisation		36.6		39.1
Deferred income taxes		18.3		14.6
Prepaid pension cost		2.9		—
Tax benefit from stock options exercised		0.4		0.1
Stock compensation		2.3		3.0
Other		3.8		0.3
Changes in operating assets and liabilities:
Accounts receivable		21.3		2.4
Inventories		15.9		(18.4)
Prepaids and other current assets		16.8		20.1
Accounts payable		6.7		(18.5)
Accrued liabilities and other liabilities		(27.1)		(0.4)

Net cash provided by operating activities		208.9		182.8

Cash flows from investing activities:
Purchases of property, plant and equipment		(173.1)		(84.3)
Proceeds from sale of property, plant and equipment		4.7		0.1
Proceeds from disposal of subsidiaries and businesses, net of cash invested		—		7.5
Collections on loans receivable		0.5		1.0

Net cash used in investing activities		(167.9)		(75.7)

Cash flows from financing activities:
Net proceeds from line of credit		0.7		0.7
Repayments of long-term debt		(24.2)		—
Proceeds from issuance of shares		1.9		4.2
Repayments of capital		—		(102.5)
Dividends paid		(18.8)		(34.2)

Net cash used in financing activities		(40.4)		(131.8)

Effects of exchange rate changes on cash		(2.6)		(14.4)
Net increase in cash and cash equivalents		(2.0)		(39.1)
Cash and cash equivalents at beginning of period		95.1		90.4

Cash and cash equivalents at end of period		93.1		51.3

Components of cash and cash equivalents:
Cash at bank and on hand		31.0		15.3
Short-term deposits		62.1		36.0

Cash and cash equivalents at end of period	A$	93.1	A$	51.3

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

					Accumulated
		Additional			Other
	Common	Paid-in	Retained	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Earnings	Loans	Income (Loss)	Total

Balances as of 31 March 2004	$245.2	$134.0	$151.1	$(1.3)	$(24.3)	$504.7

Comprehensive income:
Net income	—	—	80.6	—		80.6
Other comprehensive income:
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	0.9	0.9
Foreign currency translation gain	—	—	—	—	6.7	6.7

Other comprehensive income	—	—	—	—	7.6	7.6

Total comprehensive income						88.2
Dividends paid	—	—	(13.7)	—	—	(13.7)
Stock compensation	—	1.7	—	—	—	1.7
Tax benefit from stock options exercised	—	0.3	—	—	—	0.3
Employee loans movement	—	—	—	0.5	—	0.5
Stock options exercised	0.4	1.0	—	—	—	1.4

Balances as of 31 December 2004	$245.6	$137.0	$218.0	$(0.8)	$(16.7)	$583.1

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of James Hardie Industries N.V. (“JHI NV”) and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie,” unless the context indicates otherwise.

In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 31 December and 31 March 2004 and the results of operations for the three and nine months ended 31 December 2004 and 2003 and cash flows for the nine months ended 31 December 2004 and 2003. These consolidated financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2004. The results of operations for the nine months ended 31 December 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2005.

Convenience Translation

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ amounts are presented solely for the convenience of the reader and are not prepared in accordance with accounting principles generally accepted in the United States of America. No representation is made that the US dollar amounts shown could have been, or could be converted into A$ at that or any other rate. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

	31 March	31 December
	2004	2004	2003

Assets and liabilities	1.3156	1.2662	n/a
Income statement	n/a	1.3748	1.4924
Cash flows - beginning cash	n/a	1.3156	1.6559
Cash flows - ending cash	n/a	1.2662	1.3314
Cash flows - current period movements	n/a	1.3748	1.4924

2. Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions)	2004	2003	2004	2003

Basic common shares outstanding	458.9	458.2	458.7	457.9
Dilutive effect of stock options	2.2	3.7	2.0	3.4

Diluted common shares outstanding	461.1	461.9	460.7	461.3

Potential common shares of 7.7 million and 8.8 million for the three and nine months ended 31 December 2004, respectively, have been excluded from the calculation of diluted shares outstanding because the effect of their inclusion would be anti-dilutive.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $3.7 million and $3.7 million for the three months ended 31 December 2004 and 2003, respectively, and $12.8 million and $10.8 million for the nine months ended 31 December 2004 and 2003, respectively.

Stock-Based Compensation

The Company estimates the fair value of its stock option grants on the date of grant using the Black-Scholes option-pricing model and recognises this value as compensation expense over the periods in which the options vest. Accordingly, the Company recognised stock-based compensation expense (included in selling, general and administrative expenses) of $0.5 million and $0.8 million for the three months ended 31 December 2004 and 2003, respectively, and $1.7 million and $2.0 million for the nine months ended 31 December 2004 and 2003, respectively.

Recent Accounting Pronouncements

Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued Statement of Financial Accounting Standards No.132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” which it replaces. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for fiscal years ending after 15 September 2004 and for interim periods beginning after 15 December 2003. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46 which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after 31 January 2003 and no later than the end of the first reporting period that ended after 15 December 2003 to entities considered to be special-purpose entities (“SPEs”). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after 15 March 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after 31 January 2003 did not have a material impact on the Company’s consolidated financial statements. The adoption of the other provisions of FIN 46R did not have a material impact on the Company’s consolidated financial statements.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force (“EITF”) ratified the provisions of Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“Issue 03-01”), which clarifies the definition of other-than-temporary impairment for certain investments accounted for under the cost method. The recognition and measurement guidance in Issue 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after 15 June 2004. For all other investments within the scope of this issue, the disclosure requirements are effective for fiscal years ending after 15 June 2004. The adoption of this issue did not have an impact on the Company’s consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Inventory Costs

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS No.151”), “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. The Company is in the process of assessing the impact that SFAS No. 151 will have on its consolidated financial statements.

American Jobs Creation Act

In October 2004, the President of the Untied States signed into law the American Jobs Creation Act (the “Act”). The Act allows for a US federal income tax deduction for a percentage of income earned from certain US production activities. Based on the effective date of the Act, the Company will be eligible for this deduction in the first quarter of fiscal 2006. Additionally, in December 2004, the FASB issued FASB Staff Position 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes (“SFAS No. 109”), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”). FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No 109. The Company is in the process of quantifying the impact this provision of the Act will have on the Company’s consolidated financial statements.

The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. In December 2004, the FASB issued FASB Staff Position 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”). FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company’s reinvestment or repatriation of foreign earnings. The Company continues to evaluate this provision of the Act and as such, has not quantified the impact this provision will have on the Company’s consolidated financial statements.

3. Inventories

Inventories consist of the following components:

	31 December	31 March
(Millions of US dollars)	2004	2004

Finished goods	$67.2	$76.7
Work-in-process	7.7	6.4
Raw materials and supplies	21.2	22.3
Provision for obsolete finished goods and raw materials	(2.8)	(2.2)

Total inventories	$93.3	$103.2

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

4.	Retirement Plans

The Company sponsors a retirement plan for its Australian employees that is accounted for as a defined benefit plan. Pension expense is determined using various actuarial cost methods to estimate the total benefits ultimately payable to participants and allocates this cost to service periods. The actuarial assumptions used to calculate pension costs are reviewed annually. The Company made contributions of $0.5 million and $1.7 million for the three and nine months ended 31 December 2004, respectively. The Company expects to make a contribution to the pension plan of approximately $0.6 million for the remainder of fiscal year 2005.

The following are the components of net periodic pension cost for the Australian defined benefit pension plan:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2004	2003	2004	2003

Service cost	$0.8	$0.7	$2.3	$2.1
Interest cost	0.6	0.8	1.8	2.2
Expected return on plan assets	(0.8)	(0.9)	(2.3)	(2.6)
Amortisation of unrecognised transition costs	—	(0.3)	—	(0.7)
Recognised net actuarial loss	0.1	0.1	0.3	0.3

Net periodic pension cost	$0.7	$0.4	$2.1	$1.3

5.	Discontinued Operations

Building Systems

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million.

The following are the results of operations of discontinued businesses:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2004	2003	2004	2003

Building Systems
Net sales	$—	$—	$—	$2.9
(Loss) income before income taxes	(0.5)	—	(0.5)	0.3
Income tax benefit (expense)	0.2	—	0.2	(0.1)

Net (loss) income	(0.3)	—	(0.3)	0.2

Gain (loss) on disposal, net of income taxes	—	1.8	(0.7)	3.4

(Loss) income from discontinued operations	$(0.3)	$1.8	$(1.0)	$3.6

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

6.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the costs incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and fibre cement roofing operations in the United States. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers		Net Sales to Customers
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2004	2003	2004	2003
USA Fibre Cement	$220.3	$175.3	$692.0	$553.5
Asia Pacific Fibre Cement	58.1	55.9	177.9	160.8
Other Fibre Cement	8.6	6.3	24.1	16.3

Worldwide total from continuing operations	$287.0	$237.5	$894.0	$730.6

	Income (Loss) from		Income (Loss) from
	Continuing Operations		Continuing Operations
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2004	2003	2004	2003

USA Fibre Cement	$52.3	$44.6	$164.4	$152.4
Asia Pacific Fibre Cement	10.2	11.3	34.5	29.3
Research and Development	(3.9)	(4.6)	(11.4)	(12.0)
Other Fibre Cement	(2.6)	(3.8)	(10.1)	(11.8)

Segments total	56.0	47.5	177.4	157.9
General Corporate	(22.7)	(6.3)	(45.8)	(20.5)

Total operating income	33.3	41.2	131.6	137.4
Net interest expense	(0.7)	(2.8)	(4.5)	(7.5)
Other income (expense)	0.4	(0.1)	(1.5)	(3.4)

Worldwide total from continuing operations	$33.0	$38.3	$125.6	$126.5

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2004	2004

USA Fibre Cement	$616.5	$554.9
Asia Pacific Fibre Cement	190.9	175.9
Other Fibre Cement	82.6	74.7

Segments total	890.0	805.5
General Corporate	145.1	165.7

Worldwide total	$1,035.1	$971.2

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Geographic Areas

	Net Sales to Customers		Net Sales to Customers
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2004	2003	2004	2003

USA	$223.8	$177.8	$703.9	$560.8
Australia	38.4	39.9	122.6	112.8
New Zealand	13.4	10.8	36.6	29.6
Other Countries	11.4	9.0	30.9	27.4

Worldwide total from continuing operations	$287.0	$237.5	$894.0	$730.6

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2004	2004

USA	$673.1	$609.8
Australia	128.7	119.1
New Zealand	25.9	19.7
Other Countries	62.3	56.9

Segments total	890.0	805.5
General Corporate	145.1	165.7

Worldwide total	$1,035.1	$971.2

7.	Accumulated Other Comprehensive Loss

The following are the components of total accumulated other comprehensive loss, net of related taxes, which is displayed in the accompanying consolidated balance sheets:

	31 December	31 March
(Millions of US dollars)	2004	2004

Unrealised transition loss on derivative instruments classified as cash flow hedges	$(4.9)	$(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	4.2	3.3
Accumulated foreign currency losses on translation of foreign subsidiaries	(16.0)	(22.7)

Total accumulated other comprehensive loss	$(16.7)	$(24.3)

8.	Commitments and Contingencies

Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

Legal

The Company is involved from time to time in various legal proceedings and administrative actions incidental to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions in the normal conduct of business should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Claims Against Former Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60

In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”) and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.

The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned, or controlled (directly or indirectly) the activities of, Amaca or Amaba. In particular, the trustees are responsible for the effective management of claims against Amaca and Amaba, and for the investment of their assets. The Company has no economic interest in the Foundation, Amaca or Amaba and it has no right to dividends or capital distributions made by the Foundation.

On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, James Hardie no longer owns any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation and has no right to dividends or capital distributions made by the ABN 60 Foundation.

Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. As Amaca, Amaba and ABN 60 are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s accounts at 31 December 2004 and 31 March 2004.

It is possible that JHI NV or any member of the James Hardie Group could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation which the NSW Government has agreed to contemplate following James Hardie’s entry into a Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation, the Company believes that in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the New South Wales (“NSW”) Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is low to remote. This belief is based in part on the fact that following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation, none of those companies are part of James Hardie; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there being no equivalent under Australian law of the U.S. legal doctrine of “successor liability”; and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the restructuring or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.

During the period ended 31 December 2004, James Hardie has not been a party to any material asbestos litigation and has not made any settlement payments in relation to such litigation.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Special Commission of Inquiry

On 29 October 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the Government of the State of New South Wales, Australia established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from James Hardie and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

On 14 July 2004, the Company lodged a submission with the SCI stating that the Company would recommend that shareholders approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including James Hardie) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defences.

The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective and that, accordingly, although any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could likely be assessed directly against JHI NV or any other James Hardie entities.

In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr. Macdonald (former CEO) and Mr. Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a valuable cause of action against, and therefore a material liability of, any James Hardie entity or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising an appropriate compensation scheme.

The SCI’s findings are not binding and a later court consideration of the issues could lead to one or more different conclusions.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the union movement acting through the Australian Council of Trade Unions (“ACTU”) and the Labour Council of NSW as well as the representatives of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company recommended on 14 July 2004 was rejected by the Representatives.

The Company’s view is that, except to the extent that it agrees otherwise as a result of these discussions, under current Australian law it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.

It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the Representatives or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising of Ministers of the Commonwealth and the Australian States and Territories to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. Should negotiations not lead to an acceptable conclusion, James Hardie is aware of suggestions of legislative intervention but has no detailed information as to its likely content.

Heads of Agreement

On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund to provide funding on a long-term basis for Asbestos Claims against Amaba and Amaca, former James Hardie subsidiaries. The Company is currently in negotiations related to the Principal Agreement.

The principles set out in the Heads of Agreement on which the Company and/or member(s) of the Group would provide funding include:

–	the establishment of a special purpose fund (“SPF”) to compensate asbestos victims;

–	initial funding of the SPF by the Company on the basis of a November 2004 KPMG actuaries’ report (which provided a net present value of A$1.5 billion in present and future claims at 30 June 2004). The actuarial assessment is to be updated annually;

–	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, revised annually;

–	a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) of the Company for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and claims outlook; and

–	no cap on individual payments to claimants.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

The Heads of Agreement is expected to form the basis of a Principal Agreement to be settled between the Company and the NSW Government which, in turn, will require the support of the Company’s lenders and shareholders. The Principal Agreement will be a legally binding agreement.

The Principal Agreement will be subject to a number of conditions precedent, including the approval of the Company’s shareholders and lenders, and the adoption by the NSW Government of reforms following a review, announced on 18 November 2004, of legal and administrative costs in dust diseases compensation.

The parties have announced their intention to execute the Principal Agreement, depending on the timing of the NSW Government review, and for the binding agreement to commence in or around the middle of 2005.

As part of the discussions surrounding the Principal Agreement the Company is examining all relevant options in relation to the establishment of the special purpose fund referred to above, including the possibility of reacquiring all of the share capital of Amaba, Amaba and/or ABN 60.

The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie group and to its directors, officers and employees from all civil liabilities other than the liabilities of James Hardie to be set out in the Principal Agreement. These releases may well take the form of legislation passed by the NSW Parliament. The precise form of the releases remains to be settled.

If an agreement is reached with the NSW Government and approved by the Company’s lenders and shareholders, the Company may be required to make a substantial provision in its accounts at a later date, and it is possible that the Company may need to seek additional borrowing facilities. Additionally, it is possible that any future resolution of this issue may result in the Company having negative shareholders’ equity, which may restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

As noted above, the NSW Government is conducting a review of legal and administrative costs in dust diseases compensation in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government in March 2005. The Company is unable to predict the outcome of this review.

Updated Actuarial Study

In October 2004, the Company commissioned an updated actuarial study of potential asbestos-related liabilities. Based on the results of the study, which was updated as at 30 June 2004, it is estimated that the discounted value of the central estimate for asbestos-related claims in Australia for death or personal injury against Amaca, Amaba and ABN 60 was approximately A$1.536 billion. Actual liabilities of those companies for such asbestos-related claims could vary, perhaps materially, from the discounted central estimate described above.

In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, the actuaries have relied on the data and information provided by the Medical Research and Compensation Foundation and Litigation Management Group Pty Limited and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the reliability, accuracy or completeness of the data and information provided or used for the preparation of their report, and were not provided with the information required to carry out such a verification exercise.

Due to inherent uncertainties in the legal and medical environment; the number and timing of future claim notifications and settlements; the recoverability of claims against insurance contracts and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the outcome could differ materially from that currently projected.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

Sensitivity analysis has been performed, showing how the actuarial estimates would change if the outcome of certain assumptions (being the rate of superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different to that included within the central estimates. This shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) based on the current information available and reflecting current trends. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the actual outcome of the assumptions made.

Accordingly, the Company has not established a provision for asbestos-related liabilities as of 31 December 2004 because at this time it is neither probable nor estimable.

The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI related expenses:

	Three Months	Nine Months
	Ended	Ended
	31 December	31 December
(Millions of US dollars)	2004	2004

SCI	$—	$6.3
Internal investigation	3.3	4.4
ASIC investigation	1.0	1.0
Severance and consulting	6.0	6.0
Resolution advisory fees	3.8	4.5
Funding advice	0.6	0.6
Other	1.2	1.6

Total SCI related expenses	$15.9	$24.4

Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company’s accounts in the United States. It is currently the Company’s policy to expense any legal costs as incurred.

Australian Securities and Investments Commission Investigation

The Australian Securities and Investments Commission (“ASIC”) has announced that it is conducting an investigation into the events examined by SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law. Further, the scope of action, if any, to be taken by ASIC following such an investigation will potentially be affected by the releases described below.

To assist ASIC’s investigation, the Federal Government has enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed under directors’ and officers’ insurance policies taken out by the Company.

Severance Agreements

On 20 October 2004, Mr. Peter Shafron resigned from his position as Chief Financial Officer and on 21 October 2004, Mr. Peter Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. In connection with these resignations, the Company incurred costs of $8.9 million in the three and nine months ended 31 December 2004. These costs were comprised of $6.0 million of additional expense and $2.9 million of previously existing accruals.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)

ABN 60 Indemnity

The Company has undertaken a number of initiatives to seek to ensure that asbestos-related claims processing by the Foundation is not interrupted prior to entry into of the Principal Agreement in accordance with the principles and within the proposed timing described above. Those initiatives are described further below, but the Company believes that the Foundation is unlikely to need to avail itself of the assistance which has been offered by the Company, on the basis that on 3 December 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related personal injury claims.

The Company facilitated the payment of such funds by granting an indemnity to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity.

Additionally, on 16 November 2004 the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.

The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are or which are expected to become available to the Foundation during the period of the interim funding proposal. The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal.

MRCF

On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca Pty Limited and Amaba Pty Limited) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation’s subsidiaries have been dismissed with their consent.

Item 2. Quantitative and Qualitative Disclosures About Market Risk

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For the nine months ended 31 December 2004, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	78.7%	13.7%	4.1%	3.5%

Cost of goods sold	82.2%	12.1%	2.9%	2.8%

Expenses	61.0%	31.0%	2.5%	5.5%

Liabilities (excluding borrowings)	83.8%	6.6%	6.0%	3.6%

(1)	Comprised of Philippine pesos, Euros and Chilean pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 December 2004, outstanding foreign exchange contracts were not material.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 31 December 2004, 92% of our borrowings were fixed-rate and 8% variable-rate. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the nine months ended 31 December 2004, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 31 December 2004, the expected maturity date of future principal repayments and related weighted average interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 31 December 2004, all of our outstanding fixed-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

For the Years Ended 31 March

	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed rate debt	$25.7	$27.1	$8.1	$46.2	$40.3	$147.4	$173.1

Weighted-average interest rate	6.92%	6.99%	7.05%	7.12%	7.35%	7.12%

Variable rate debt	$12.5	—	—	—	—	$12.5	$12.5

Weighted-average interest rate	3.52%	—	—	—	—	3.52%

Commodity Price Risk

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.

This Financial Report forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Management’s Analysis of Results, and a Results at a Glance document.

Disclaimer

This Financial Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

FY05 3rd Quarter and Year To Date Results 14 February 2005 Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year.

Overview - Louis Gries, CEO Financial Review - Russell Chenu, CFO Operating Review - Louis Gries, CEO Special Commission of Inquiry - Associated Developments - Russell Chenu, CFO Questions and Answers Agenda

Overview Continued strong top-line growth Improved USA Fibre Cement results Plant performance back to acceptable levels Bottom line lower due to SCI related costs

* Including Discontinued Operations Overview 3rd Quarter and YTD FY05 Q3'05 YTD'05% % Net Sales up 21 up 22 Gross Profit up 11 up 13 EBIT1 down 19 down 4 Operating Profit1 down 30 down 13 Net Operating Profit1 * down 35 down 17

Overview 3rd Quarter and YTD FY05 Excluding SCI & Related Costs Q3'05 YTD'05% % Net Sales up 21 up 22 Gross Profit up 11 up 13 EBIT1 up 19 up 14 Operating Profit1 up 4 up 3

Operations Overview 3rd Quarter USA Fibre Cement Continued strong sales growth and EBIT1 improvement Plant performance back to acceptable levels Asia Pacific Fibre Cement ANZ Fibre Cement EBIT1 down 15% Philippines - small positive EBIT1 Other Fibre Cement segment continuing to develop Chile Fibre Cement - small positive EBIT1 Hardie Pipe - sales growth Europe Fibre Cement - sales growth Artisan Roofing - commercial sales commenced

James Hardie

James Hardie

Financial Review

Russell Chenu, CFO

Financial Review Russell Chenu, CFO

US$ Million Q3 '05 Q3'04 % Change Net Sales 287.0 237.5 21 Gross Profit 96.7 87.5 11 SG&A (41.5) (40.6) 2 Research & Development (6.1) (5.7) 7 SCI and Related Expenses (15.9) - - Other Operating Expense (0.1) - - EBIT1 33.3 41.2 (19) Net Interest Expense (0.7) (2.8) (75) Other Income (Expenses), Net 0.4 (0.1) - Income Tax Expense (13.2) (10.0) 32 Operating Profit1 19.8 28.3 (30) Results - Q3

Results - Year To Date US$ Million YTD '05 YTD'04 % Change Net Sales 894.0 730.6 22 Gross Profit 305.1 269.2 13 SG&A (132.1) (115.7) 14 Research & Development (16.4) (16.1) 2 SCI and Related Expenses (24.4) - - Other Operating Expense (0.6) - - EBIT1 131.6 137.4 (4) Net Interest Expense (4.5) (7.5) (40) Other Expense, Net (1.5) (3.4) (56) Income Tax Expense (44.0) (32.5) 35 Operating Profit1 81.6 94.0 (13)

Results Q3 and YTD Before SCI & Non Recurring Items US$ Million Q3'05 Q3'04 YTD'05 YTD'04 SCI and Related Costs 11.7 - 20.3 - Other Operating (Income) Expenses (0.1) - 0.6 - Other (Income) Expenses, Net (0.4) 0.1 1.5 3.4 Operating Profit1 19.8 28.3 81.6 94.0 Net Operating Profit Before SCI and Non Recurring Items*,1 31.0 28.4 104.0 97.4 *Excludes income tax effects on "other operating (income) expenses" and "other (income) expenses, net"

Segment Net Sales - Q3 US$ Million Q3 '05 Q3 '04 % Change USA Fibre Cement 220.3 175.3 26 Asia Pacific Fibre Cement 58.1 55.9 4 Other Fibre Cement 8.6 6.3 37 Total 287.0 237.5 21

Segment Net Sales - Year To Date US$ Million YTD '05 YTD '04 % Change USA Fibre Cement 692.0 553.5 25 Asia Pacific Fibre Cement 177.9 160.8 11 Other Fibre Cement 24.1 16.3 48 Total 894.0 730.6 22

Segment EBIT1 - Q3 US$ Million Q3 '05 Q3'04 % Change USA Fibre Cement 52.3 44.6 17 Asia Pacific Fibre Cement 10.2 11.3 (10) Other Fibre Cement (2.6) (3.8) 32 R & D (3.9) (4.6) 15 Total Segment EBIT 56.0 47.5 18 General Corporate (22.7) (6.3) (260) Total EBIT 33.3 41.2 (19) R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Segment EBIT1 - Year To Date US$ Million YTD '05 YTD'04 % Change USA Fibre Cement 164.4 152.4 8 Asia Pacific Fibre Cement 34.5 29.3 18 Other Fibre Cement (10.1) (11.8) 14 R & D (11.4) (12.0) 5 Total Segment EBIT 177.4 157.9 12 General Corporate (45.8) (20.5) (123) Total EBIT 131.6 137.4 (4)

Corporate Costs - Q3 and Year To Date US$ Million Q3 '05 Q3 '04 YTD '05 YTD '04 Stock Options Expense 0.8 1.2 1.5 4.6 SCI and Related Costs 15.9 - 24.4 - Corporate Costs 6.0 5.1 19.9 15.9 Total 22.7 6.3 45.8 20.5

Special Commission of Inquiry Related Expenses US$ Million Q3'05 YTD'05 SCI - 6.3 Internal investigation (SEC regulatory requirement) 3.3 4.4 ASIC investigation 1.0 1.0 Resolution advisory services 3.8 4.5 Severance payments 6.0 6.0 Other 1.8 2.2 15.9 24.4

Net Interest Expense US$ Million Q3'05 Q3'04 %Change Net Interest Expense (0.7) (2.8) (75) YTD'05 YTD'04 %Change Net Interest Expense (4.5) (7.5) (40)

Income Tax Expense US$ Million Q3'05 Q3'04 %Change Income Tax Expense (13.2) (10.0) 32 Rate 40.0% 26.1% YTD'05 YTD'04 %Change Income Tax Expense (44.0) (32.5) 35 Rate 35.0% 25.7%

Income Tax Higher Tax Rate due to: SCI related expenses mainly non-deductible - some items still being clarified Increase in estimated income contingencies Excluding above items, tax rate for YTD 29%

Taxation Netherlands - US Protocol Update Protocol ratified by US Senate Takes effect January 2006 Confident of compliance

EBITDA1 - Q3 Q3'05 Q3'04 % Change EBIT1 USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 52.3 10.2 (2.6) (3.9) (22.7) 44.6 11.3 (3.8) (4.6) (6.3) 17 (10) 32 15 (260) Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 5.4 2.5 0.8 7.1 2.5 0.4 (24) - 100 Total EBITDA 42.0 51.2 (18) R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Other Depreciation and Amortisation includes Other Fibre Cement, R & D and General Corporate

EBITDA1 - Year To Date YTD'05 YTD'04 % Change EBIT1 USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 164.4 34.5 (10.1) (11.4) (45.8) 152.4 29.3 (11.8) (12.0) (20.5) 8 18 14 5 (123) Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 17.0 7.3 2.3 18.3 7.1 0.8 (7) 3 188 Total EBITDA 158.2 163.6 (3) R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Other Depreciation and Amortisation includes Other Fibre Cement, R & D and General Corporate

Capital Expenditure - Year To Date Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million YTD '05 YTD '04 YTD '05 YTD '04 USA Fibre Cement 119.6 41.8 17.0 18.3 Asia Pacific Fibre Cement 2.8 6.3 7.3 7.1 Other 3.5 8.4 2.3 0.8 Total Segments 125.9 56.5 26.6 26.2 Other includes Other Fibre Cement, R & D and General Corporate

Key Ratios YTD'05 FY '04 FY '03 EPS (Diluted) 17.7c 27.2c 18.2c Dividend 3.0c 5.5c 5.0c Return on Shareholders Funds* # 19.8% 27.6% 42.3% Return on Capital Employed# 21.5% 23.4% 20.9% EBIT1/Sales 14.7% 17.5% 16.4% Gearing Ratio1 13.0% 17.0% 21.4% Net Interest Cover 29.0x 17.2x 6.5x * Total Company # Annualised

Operating Review Louis Gries, CEO

James Hardie

USA Fibre Cement

THIS HOME IS
PROTECTED BY

26

USA Fibre Cement

3rd Quarter Result Net Sales up 26% to US$220.3 million Sales Volume up 21% to 432.4 mmsf1 Average Price up 4% to US$509 per msf1 EBIT1 up 17% to US$52.3 million EBIT Margin1 down 1.7 pts to 23.7% USA Fibre Cement

USA Fibre Cement 3rd Quarter Trading Conditions Housing construction remained healthy Strong consumer demand Low interest rates Strong house prices Improving consumer confidence

USA Fibre Cement Key Points Continued strong demand for fibre cement Further penetration of established and emerging markets Strong sales growth in exterior and interior product markets Growth in differentiated, higher-priced products Plant performance improved to acceptable levels Vs Q2FY05 Higher pulp and freight costs Price increase implemented 1 January 2005

USA Fibre Cement Higher Costs US$ Million Q3'05 YTD'05 Higher raw material costs 2.3 11.9 Freight 4.9 16.2 SG&A (growth initiatives) 1.5 13.1

USA Fibre Cement

Top Line Growth
Volume (mmsf) / Starts (000's Units)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Revenue (USDM)
$800
$700
$600
$500
$400
$300
$200
$100
$0
JH Volume
JH Revenue
Housing Starts
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04

31

USA Fibre Cement Top Line Growth 0 200 400 600 800 1000 1200 1400 1600 1800 2000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 Volume (mmsf) / Starts (000's Units) $0 $100 $200 $300 $400 $500 $600 $700 $800 Revenue (USDM) JH Volume JH Revenue Housing Starts

USA Fibre Cement

Average Selling Price
US$ per MSF[1]
520
500
480
460
440
420
400
380
360
FY99
FY00
FY01
FY02
FY03
FY04
YTD05

32

USA Fibre Cement Average Selling Price US$ per MSF1

James Hardie

USA Fibre Cement

EBIT and EBIT Margin*,1

EBIT
EBIT/Sales
EBIT US$M
EBIT MARGIN %
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
FY99
FY00
FY01
FY02
FY03
FY04
FY05
Q3

*Excludes restructuring and other operating expenses

33

USA Fibre Cement *Excludes restructuring and other operating expenses EBIT and EBIT Margin*,1 0 10 20 30 40 50 60 70 FY99 FY00 FY01 FY02 FY03 FY04 FY05 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales Q3

USA Fibre Cement Capacity Expansion Announced plans to build 10th plant at Pulaski, Virginia Expansion to meet growing demand in east-coast region Annual production capacity 600 mmsf 2 lines - 300 mmsf each Estimated cost US$98 million Construction to commence March 2005 Start up expected for Q1 FY07

USA Fibre Cement Strategy Aggressively grow market for fibre cement Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

USA Fibre Cement Outlook Housing construction to remain healthy Interest rates to increase - but still low New starts, permits and builder confidence at healthy levels Increasing consumer confidence Continued strong demand for fibre cement Sales growth to continue Further market share gains in established and emerging markets Further plant ramp-up costs

James Hardie

Asia Pacific Fibre Cement

Maalon ba ang kisame mo
dahil sa ulan?
Palitan!
HardiFlex

37

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement 3rd Quarter Result Net Sales up 4% to US$58.1 million Sales Volume down 2% to 90.6 mmsf1 EBIT1 down 10% to US$10.2 million EBIT Margin1 down 2.6 pts to 17.6%

Strategy Grow primary demand for fibre cement Vigorously protect and grow category share in existing market segments Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Ongoing manufacturing improvements to further lower cost of production Asia Pacific Fibre Cement

Australia and New Zealand - Key Points Softer new residential and renovations activity in Australia Product bans and boycotts Higher raw material prices New Zealand housing flat - but at solid levels Net sales up 2%, but down 4% in A$ Volumes down 6% EBIT1 down 15%, but 20% in A$ EBIT Margin1 17.6% Asia Pacific Fibre Cement

Asia Pacific Fibre Cement Australia and New Zealand - Outlook Further softening in new residential and renovations activity in Australia New Zealand housing activity to remain solid Further impact on sales and profitability likely from product boycotts and bans

Asia Pacific Fibre Cement Philippines Key Points Seasonally slower period Increased domestic and export market penetration Net sales up 21%, but 24% in local currency Positive EBIT1 Outlook Entering seasonally stronger period Increased domestic demand Further market share gains against plywood

Other Fibre Cement Chile Fibre Cement Key Points Domestic and regional construction activity continued to improve Further sales growth Higher domestic prices Outlook Continued improvement in domestic and regional construction activity Further sales and market share growth

Other Fibre Cement USA Hardie Pipe Key Points Strong sales growth Higher prices Further improvements to manufacturing performance Significant reduction in EBIT1 loss Outlook Further market penetration and sales growth Continued improvements to plant operating efficiency Further EBIT1 improvement

Other Fibre Cement Europe Fibre Cement Awareness growing among distributors, builders and contractors Sales continuing to build steadily Artisan(tm) roofing Commercial sales during the quarter Continuing to prove business model

Research and Development Key driver of growth Core projects engineered raw materials product formulations engineering and process technologies lightweight and durable products for all climates Sustainable competitive advantage continuing to be built

Outlook Overall, strong top line growth continuing into 4th quarter Good prospect for satisfactory full year operating results Further SCI related costs to affect bottom line

SCI - Associated Developments 22 September 2004, ASIC announced investigation into creation of MRCF - the company is cooperating with ASIC ABN 60 paid $88.5m to MRCF in November 2004 NSW Government announced review of legal and administrative costs in asbestos compensation claims in NSW on 18 November 2004 - expected to report early March 2005 Heads of Agreement signed by company on 21 December 2004 to establish a special purpose fund to provide funding on a long-term basis for asbestos claimants against Amaba and Amaca Heads of Agreement to form basis of a proposed Principal Agreement between the company and the NSW Government Shareholder and lender approval required Principal Agreement expected to be signed March/April 2005 Structure of special purpose fund is under consideration No provision for asbestos-related liabilities at 31 December 2004 - neither probable nor estimable at this time (FAS5)

Estimated Timing NSW Government Costs Review - March 2005 Principal Agreement - March/April 2005 Explanatory memorandum including independent experts report sent to JHINV shareholders and commencement of EGM notice period - May 2005 JHI NV shareholder meeting and subsequent enactment of legislation - June 2005 Note: This is a best estimate only and is highly dependent on third parties meeting timetable expectations

Disclaimer This Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include: projections of our operating results or financial condition; statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release, a Financial Report and Results at a Glance document. 1Definitions EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. EBITDA - is not a measure of financial performance under US GAAP and should not be considered as an alternative to , or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. All companies do not calculate EBITDA in the same manner and, accordingly, EBITDA may not be comparable with other companies. We have included information concerning EBITDA because we believe that EBITDA is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. Operating profit from continuing operations excluding costs associated with the SCI and associated developments - not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The company has included this financial measure to provide investors with an alternative method for assessing the company's operating results in a manner that is focused on the performance of the company's ongoing operations. The company's management uses this non-GAAP measure for the same purposes. Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes. Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations. Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income. Gearing Ratio -is borrowings less cash (net debt) divided by net debt plus shareholders' equity. mmsf - million square feet msf - thousand square feet

FY05 3rd Quarter and Year To Date Results 14 February 2005 Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year.